Sun Bancorp, Inc.



2002 Annual Report

Core Values

People We will treat people with respect and courtesy and create an environment that supports the attainment of their personal and professional aspirations.

Teamwork Teamwork is critical to our success. Trust and mutual respect for each other's responsibilities, functions, skills and experience are essential ingredients of teamwork.

Communication Open, candid communication flowing in all directions will be the norm.

Performance All individual contributions to SunBank's performance are critical to our success and will be appreciated and recognized.

Customer Service We will strive to exceed the expectations of our clients by embracing the fundamentals of customer service. Our employees will have the tools and authority to meet each customer's varied and individual needs.

Integrity We will strive to be recognized as an organization of the highest ethical standards and unquestioned integrity.

Diversity We will actively promote an atmosphere of mutual respect for each other's opinions, styles, genders, and race recognizing that our diversity creates a breadth of perspectives, which strengthens our organization.

Mission Statement

To be the top performing financial services provider by exceeding the expectations of our stakeholders: shareholders, customers, employees and the communities we serve.



Contents

Financial Data

Years Ended December 31 *(Dollars in thousands, except per share data)*

	2002	2001	% Change
Balance Sheet Data			
Assets	$951,174	$922,050	3.16 %
Loans, net	583,519	515,520	13.19 %
Deposits	587,480	573,877	2.37 %
Shareholders' Equity	81,247	77,511	4.82 %
Earnings Data			
Net Interest Income	$ 24,895	$ 23,735	4.89 %
Other Operating Income	6,668	9,508*	(29.87)%
Other Operating Expenses	22,622	20,049	12.83 %
Net Income	6,416	8,350*	(23.16)%
Per Share Data			
Net Income – Basic	$ 0.90	$ 1.20	(25.00)%
Net Income – Diluted	$ 0.89	1.20	(25.83)%
Dividends Paid	0.645	.60	7.50 %

**Includes income from the sale of two branches.*

ASSETS


(in millions)
$1,000
800
600
400
200
0
98
99
00
01
02

LOANS, NET


(in millions)
$600
500
400
300
200
100
0
98
99
00
01
02

DEPOSITS


(in millions)
$600
500
400
300
200
100
0
98
99
00
01
02

SHAREHOLDERS' EQUITY


(in millions)
$90
75
60
45
30
15
0
98
99
00
01
02

We are pleased with our achievements in 2002. During a year that presented new lows in interest rates, economic slowdown, and global uncertainty over a possible war, our financial condition is strong, we met aggressive goals, and we made enormous progress toward being a trusted advisor to our clients and the financial services provider of choice in our markets.

President's message to the shareholders

Providing the Tools

Clearly, we must have a team of professional, well trained, committed people to be effective at building profitable customer relationships, and we must provide them with the tools to be successful. Over the past year, we implemented the best sales and sales management training program I've seen in my 20 years in banking. It is a program that teaches team members how to identify immediate and future needs, how to plan customer calls, how to ensure a steady stream of business, and how to identify customers and prospects with the most potential. We built in accountability to ensure that team members are using what they learned. When our relationship managers use this process, they are successful, our customers have a high level of satisfaction and loyalty, and our company benefits.

In late 2002, we added the technology to support our sales process. Our relationship and sales management system has made it faster and easier for relationship managers to plan sales calls, view customer profiles and build relationships.

Our tellers and platform representatives moved to a real time, online system, as well. This provides improved risk controls, more efficient processing, and provides access to quicker and more comprehensive account information for customers.

In addition, our loan operations team supported the branches with 15-minute home equity credit decisions. Customers appreciate the fast answers on their loan requests, and our typical turnaround time of less than five minutes gives us a competitive advantage.



The year 2002 was another memorable year. We saw positive results from our customer relationship management strategy, which we implemented in 2001. This was evident in our loan, core deposit and fee income growth, our increase in customer retention and profitability with targeted customer segments, and our continued evolution from a traditional bank to a comprehensive financial services organization and trusted advisor to our clients.

Expanding our Reach

We announced several acquisitions that complement our overall strategic plan, and we are excited about the associated opportunities. Our acquisition of Mid-Penn Insurance Associates, Inc. marks our entry into the insurance services business, which is imperative to meeting customer needs and diversifying our revenues.

In late December, we completed the purchase of Bank Capital Services, an auto and equipment leasing company. Bank Capital shares our focus on building customer relationships and strong credit quality, brings a strong leadership team and, again, complements our focus on growing fee income.

We also announced that we reached a definitive agreement for Sun to acquire Steelton Bancorp, Inc., which operates as Mechanics Savings Bank in the Harrisburg area. This is an attractive market to Sun.

Financial Milestones

We set aggressive financial goals for 2002, and had significant accomplishments. Sun increased loans by 13%, while maintaining strong credit quality, grew core deposits by 10%, fee income by 60% and net income (excluding the 2001 branch sales) by 24%. Due to the depressed interest rate environment coupled with prior management's structure of FHLB borrowings, we were challenged in the area of net income.

Sun continued a two-year trend of stock appreciation. Sun Bancorp, Inc. stock was up 21% and 7% for 2001 and 2002 respectively, despite overall market trends. Sun was added to the Russell 2000 and 3000 Indices. This addition, along with our continuing investor relations outreach, resulted in increased institutional ownership and our first analyst coverage. I was also pleased to announce our dividend increase in April 2002. Our dividend yield of more than 3% is especially attractive in the current interest rate environment.

In Memory

We were saddened by the loss of two dear friends of Sun. Ray Bowen, who at age 87, continued to make business development calls for Sun until a few weeks before his passing, and Dave Mull, our data security officer, who fought a courageous battle with leukemia. We miss their friendship, contributions to Sun, and their contributions to our communities.

Looking Ahead

As we enter 2003, I am optimistic and confident. We have built a solid foundation, we have a sound strategy, our acquisitions position us well, and we have tremendous opportunity. We also welcomed Bob Hormell, our new chairman, and appreciate the vision and progressive ideals he has provided.

I want to thank our employees for their important role in our continuing evolution to a high-performing financial services company and our customers for their ongoing confidence in us. I am confident that our people, our strategies and our actions will benefit both our shareholders and our customers.



Robert J. McCormack
President and Chief Executive Officer
March 13, 2003







ASSET GROWTH (in millions)
$1,000
800
600
400
200
0
98
99
00
01
02

With Sun's focus on customer relationship management, it is critical that we have expertise in areas where our customers have needs and concerns. We have approximately 4,000 commercial clients and 75,000 retail clients with a variety of insurance needs. Our acquisition of Mid-Penn Insurance is an important component of enhancing the services and expertise we make available to our customers.

We expect to complete the purchase of Mid-Penn Insurance Associates in mid-March. This is a strategic milestone for Sun — a milestone that the management team has been aggressively pursuing for the past 24 months. Mid-Penn complements our mission to be a trusted advisor to our clients and it fits with our goal of diversifying revenue sources and increasing our percentage of non-interest income to total income.

Responding to Customer Needs:

Insurance Services

FEE-BASED INCOME (in thousands)


$6,000
5,000
4,000
3,000
2,000
1,000
0
99
00
01
02

Mid-Penn Insurance, the leading insurance services company in north central Pennsylvania, is well-respected and is led by a committed, energetic management team. Dan Geise, Chris Fellon and Cheryl Zellers bring a high level of expertise and a relationship-based approach to the business. Mid-Penn is a second generation insurance business with a proven record. Dan, Chris and Cheryl will remain with Sun to lead and grow our insurance line of business.



Chris Fellon,
Dan Geise, &
Cheryl Zellers,
Mid-Penn Insurance

Mid-Penn is a full-service insurance company offering all lines of commercial and personal insurance through numerous major carriers. The product line includes property and casualty, homeowners insurance, automobile, health, life, workers' compensation and employee benefits.

Clients of Mid-Penn and SunBank will greatly benefit from this affiliation — through expanded resources working for each client, through a higher level of knowledge, through an enhanced product line, and through the convenience of one resource for all their financial needs.

Bank Capital Services Corporation joined the Sun Bancorp, Inc. corporate family at year-end 2002. Gary Cook and Carol Phillips founded Bank Capital in 1995. Both Gary and Carol have extensive experience in bank originated leasing programs. Prior to our purchase of Bank Capital, we enjoyed an excellent three-year partnership with Bank Capital, which supported our equipment and automobile leasing services.

Diversifying Revenue Sources:

Bank Capital Services

Throughout the partnership, we were continually impressed by the knowledge and integrity of the Bank Capital team. Bank Capital, like Sun, recognizes the importance of a relationship-based, needs-focused approach to clients. In addition, their leadership team shares our disciplined approach to credit quality — we will not compromise our credit quality standards, and Gary and Carol are advocates for that philosophy.


FURMANO'S
QUALITY CANNED FOODS
DELUXE MARINARA SCE

Gary Cook, president of Bank Capital Services, is pictured with Dan Severn, vice president of operations, Ted Hancock, chief financial officer, and Bob Vanderhook, vice president of sales & marketing of Furman Foods, a SunBank client.





In addition to serving Sun's many leasing clients, Bank Capital provides leasing outsource services to community banks. As part of Sun Bancorp, Bank Capital will continue to provide this service to community banks, which represents an additional source of income.

We are extremely optimistic about the contribution Bank Capital will make in building customer relationships and increasing our non-interest income. We believe we will have significant opportunities in our new Harrisburg market, and we believe we can facilitate Bank Capital's desire to grow its business in providing leasing services to community banks.

As with all our acquisitions, this is a strategic fit, an enhancement to customer relationship management, and will add to shareholder value.

Commercial Loan Growth (in millions)


$250
200
150
100
50
0
98
99
00
01
02







In December of 2002, Sun announced plans to acquire Steelton Bancorp, Inc., a $59 million bank headquartered in Steelton, near the Pennsylvania capitol of Harrisburg. Steelton has two offices in Dauphin County and is an excellent strategic and geographic fit with Sun.



Deposits by County

Source: FDIC as of 6/30/02


Luzerne
Clinton
Lycoming
Northumberland
Snyder
Union
Dauphin

The Harrisburg Capitol Region is appealing to Sun for various reasons including its attractive demographics, higher growth rates and recession resistant economy. Dauphin County, where Steelton Bancorp is located, is a $3.5 billion deposit market. In addition, it has higher income levels, high home ownership levels and attractive customer segments. Competitively, Dauphin County is a market that has been disrupted by bank merger activity, in particular, M & T Bank/Keystone Financial/Allfirst, Wachovia/First Union, and Mellon's divestiture of branches to Citizens Bank. This activity has created disillusioned customers and a niche for Sun's brand of financial services. We believe the market is eager for a super-community bank with strong local leadership and a relationship approach to the market.

New Markets, New Opportunities:

State Capitol

We are confident that our matrix lending process, which keeps decision-making local, will be embraced by the market. We also believe our structure keeps us close to the customer, like a hometown bank, while our size enables us to deliver the products and expertise of a larger financial services institution. These qualities along with our customer relationship management philosophy will lead to our success in the Capitol Region.

Steelton operates as Mechanics Savings Bank and its two branch offices are located in Steelton and Middletown. Our acquisition is scheduled to be completed by mid-April, pending regulatory and Steelton shareholder approval. We are committed to future growth in this region through additional offices and future acquisitions. We look forward to piloting some exciting, new approaches to branch banking in this market, as well.



Our value proposition to customers is that we will be a trusted advisor. As a trusted advisor, it is imperative that we have employees with the skills, training and knowledge to serve in that role. The year 2002 was a turning point for Sun as we recruited Angela Hummel to head our training program. Angela has brought progressive ideas and vision to Sun's training and development program. She ensures that all training aligns with customer relationship management, fits with our mission and values, and includes accountability for participants.



Sun's Training Center at the Lewisburg Headquarters features amenities to facilitate learning including multimedia, videoconferencing, teleconferencing, PC ready stations and break out session areas.

We implemented a quality sales training program for financial service managers, Sun Investment Services specialists, commercial relationship managers and wealth management relationship managers. The curriculum of the program focused on:

- ☐ Defining the customer segments with the greatest opportunity
- ☐ Planning a customer and prospect calling program to ensure a steady stream of business
- ☐ Preparing effective plans for every customer call
- ☐ Defining important questions to identify current and future customer needs

Concurrently, the sales managers were attending training, which emphasized:

- ☐ Structured weekly sales meetings
- ☐ Effective techniques for holding sales teams accountable
- ☐ Opportunities and techniques for coaching
- ☐ Reviewing pre-call plans and debriefing after calls

Sun also held extensive training in the areas of technology, risk management, and new products. In addition, we introduced a Management Development Program designed to attract rising stars within our organization, recent college graduates and others who show great potential into a professional development program with opportunity to become future leaders within Sun.

The Tools to Succeed:
Training & Development

In 2003, we will continue our focus on training and development. Our program includes continued sales and sales management training, sales and service training for financial sales/service representatives, customer service training for tellers and support teams, and leadership development. We will also continue to refine and enhance the Management Development Program as we strive to attract and retain the best and the brightest within Sun.

Corporate Headquarters
Lewisburg

SunBank Branches
Hughesville
Lewisburg–Downtown
Lewisburg–Plaza 15
Lock Haven
Loyalsock
Middleburg
Mill Hall
Montoursville
Newberry
New Berlin
Northumberland
Selinsgrove
Shamokin
Shamokin Dam
Squire Hays
Sunbury
Watsontown
Williamsport

Guaranty Bank Branches
Glen Lyon
Mountain Top
Nanticoke
Pikes Creek
Wilkes-Barre

Mechanics Savings Bank Branches
Steelton
Middletown


Carbondale
Scranton
Dunmore
Montoursville
Williamsport
Kingston
Lock Haven
Nanticoke
Wilkes-Barre
Berwick
Hazleton
Lewisburg
Sunbury
State College
Shamokin Dam
Shamokin
Selinsgrove
Pottsville
Altoona
Harrisburg
York

Key:
- ○ Corporate Headquarters
  Lewisburg
- ○ SunBank Branches
- ○ Guaranty Branches
- ○ Mechanics Savings Bank Branches
- ● Mid-Penn Insurance Associates
- ○ Bank Capital Services
- ○ Future Locations
  State College
    Loan Production Office
  Mechanicsburg Branch

The Year in Review:
2002 Highlights

- ☐ Sun increases quarterly cash dividend to $0.165 per share.
- ☐ Robert J. Hormell is named chairman of Sun Bancorp, Inc. and SunBank.
- ☐ Wilmer D. Leinbach is named executive vice president and chief financial officer.
- ☐ Sun is added to the Russell 3000 and Russell 2000 Indices.
- ☐ Sun purchases facility in Lewisburg, PA to centralize executive, administrative and operations departments.
- ☐ Technology is upgraded to provide automated teller and platform systems.
- ☐ Sun acquires Bank Capital Services Corporation, an automobile and equipment leasing company in Wilkes-Barre.
- ☐ Sun announces agreement to acquire Mid-Penn Insurance Associates, Inc.
- ☐ Sun announces agreement to acquire Steelton Bancorp, Inc. in the Harrisburg, PA region.

Financial Contents

Consolidated Balance Sheets

(In Thousands, Except for Share Data)

December 31,	2002	2001
Assets		
Cash and due from banks	$ 21,399	$ 24,125
Interest-bearing deposits in banks	20,170	20,858
Total cash and cash equivalents	41,569	44,983
Investment securities, available for sale	219,438	305,612
Loans, net	583,519	515,520
Bank premises and equipment, net	15,809	14,462
Goodwill	22,924	22,924
Accrued interest	3,501	5,063
Bank owned life insurance	30,800	—
Other assets	33,614	13,486
Total assets	$951,174	$922,050
Liabilities and Shareholders' Equity		
Deposits:		
Non-interest-bearing	$ 59,181	$ 57,990
Interest-bearing	528,299	515,887
Total deposits	587,480	573,877
Short-term borrowings	29,682	22,138
Other borrowed funds	220,000	222,000
Subordinated debentures	19,655	20,444
Accrued interest and other liabilities	13,110	6,080
Total liabilities	869,927	844,539
Shareholders' equity:		
Common stock, no par value per share; 20,000,000 authorized shares; issued 7,299,446 in 2002 and 7,236,251 in 2001	84,591	83,565
Retained earnings (deficit)	(5,159)	(6,961)
Accumulated other comprehensive income	3,578	2,069
Less: Treasury stock at cost, 126,717 shares in 2002 and 93,417 shares in 2001	(1,763)	(1,162)
Total shareholders' equity	81,247	77,511
Total liabilities and shareholders' equity	$951,174	$922,050

See accompanying notes to consolidated financial statements.

(In Thousands, Except for Net Income Per Share)

Years Ended December 31,	2002	2001	2000
Interest and dividend income:			
Interest and fees on loans	**$40,310**	$38,603	$33,964
Income from available for sale securities:			
Taxable	**12,380**	17,089	16,805
Tax exempt	**1,015**	1,137	967
Dividends	**475**	1,520	1,396
Interest on deposits in banks and other financial institutions	**363**	1,345	428
Total interest and dividend income	**54,543**	59,694	53,560
Interest expense:			
Interest on deposits	**14,733**	21,164	18,075
Interest on short-term borrowings	**325**	430	853
Interest on other borrowed funds	**12,698**	12,787	12,897
Interest on subordinated debentures	**1,892**	1,578	—
Total interest expense	**29,648**	35,959	31,825
Net interest income	**24,895**	23,735	21,735
Provision for loan and lease losses	**1,460**	1,500	2,500
Net interest income after provision for loan and lease losses	**23,435**	22,235	19,235
Non-interest income:			
Service charges on deposit accounts	**3,041**	1,903	1,315
Trust income	**759**	745	897
Net securities gains (losses)	**616**	844	(1,955)
Income from investment product sales	**406**	309	—
Bank owned life insurance	**720**	—	—
Income from insurance subsidiary	**77**	183	270
Gain on sale of branches	**—**	4,892	—
Gain on sale of loans	**255**	130	25
Other income	**794**	502	432
Total non-interest income	**6,668**	9,508	984
Non-interest expense:			
Salaries and employee benefits	**11,800**	9,680	7,319
Net occupancy expenses	**1,083**	995	660
Furniture and equipment expenses	**1,790**	1,745	1,184
Pennsylvania shares tax	**800**	699	600
Amortization of intangibles	**—**	1,567	755
Expenses of insurance subsidiary	**117**	110	190
Other expenses	**7,032**	5,253	3,387
Total non-interest expense	**22,622**	20,049	14,095
Income before income tax provision	**7,481**	11,694	6,124
Income tax provision	**1,065**	3,344	1,526
Net income	**$ 6,416**	$ 8,350	$ 4,598
Net income per share — Basic	**$ 0.90**	$ 1.20	$ 0.68
Net income per share — Diluted	**$ 0.89**	$ 1.20	$ 0.68

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In Thousands, Except for Share Data)

Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
	Shares	Amount				
Balance, January 1, 2000	7,219	$81,520	$(10,498)	$(10,667)	$(4,342)	$56,013
Comprehensive income:						
Net income	—	—	4,598	—	—	4,598
Unrealized gains on securities available for sale, net of reclassification adjustments and tax effects	—	—	—	9,076	—	9,076
Total comprehensive income						13,674
Stock issued:						
Employee benefit plans	8	112	—	—	—	112
Purchase of treasury stock (140,391 shares)	—	—	—	—	(1,995)	(1,995)
Cash dividends declared, $.78 per share	—	—	(5,277)	—	—	(5,277)
Balance, December 31, 2000	7,227	81,632	(11,177)	(1,591)	(6,337)	62,527
Comprehensive income:						
Net income	—	—	8,350	—	—	8,350
Unrealized gains on securities available for sale, net of reclassification adjustments and tax effects	—	—	—	3,660	—	3,660
Total comprehensive income						12,010
Stock issued:						
Employee benefit plans	9	123	—	—	—	123
Purchase of Guaranty Bank, N.A. (553,558 treasury shares)	—	1,810	—	—	6,388	8,198
Purchase of treasury stock (80,535 shares)	—	—	—	—	(1,213)	(1,213)
Cash dividends declared, $.60 per share	—	—	(4,134)	—	—	(4,134)
Balance, December 31, 2001	7,236	83,565	(6,961)	2,069	(1,162)	77,511
Comprehensive income:						
Net income	**—**	**—**	**6,416**	**—**	**—**	**6,416**
Unrealized gains on securities available for sale, net of reclassification adjustments and tax effects	**—**	**—**	**—**	**1,509**	**—**	**1,509**
Total comprehensive income						**7,925**
Stock issued:						
Employee benefit plans, net of tax benefit	**63**	**1,026**	**—**	**—**	**—**	**1,026**
Purchase of treasury stock (33,300 shares)	**—**	**—**	**—**	**—**	**(601)**	**(601)**
Cash dividends declared, $0.645 per share	**—**	**—**	**(4,614)**	**—**	**—**	**(4,614)**
Balance, December 31, 2002	**7,299**	**$84,591**	**$ (5,159)**	**$ 3,578**	**$(1,763)**	**$81,247**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 6,416**	$ 8,350	$ 4,598
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Provision for loan and lease losses	**1,460**	1,500	2,500
Depreciation	**1,049**	977	812
Amortization of intangibles	**—**	1,567	755
Amortization and accretion of premium and discounts on securities	**1,081**	418	90
Deferred income tax	**—**	(305)	(349)
Net securities (gains) losses	**(616)**	(844)	1,955
Gain on sale of branches	**—**	(4,892)	—
Gain on sale of bank premises and equipment	**(6)**	(71)	—
Net change in other assets and liabilities	**(12,654)**	(7,016)	(2,217)
Net cash (used in) provided by operating activities	**(3,270)**	(316)	8,144
Cash flows from investing activities:			
Proceeds from sales of available for sale securities	**26,417**	43,252	71,024
Proceeds from maturities, calls, and prepayments of securities	**156,665**	109,051	31,622
Purchase of bank owned life insurance	**(30,000)**	—	—
Cash acquired from branch acquisitions	**—**	92,852	—
Cash paid from sale of branches	**—**	(32,431)	—
Purchases of investment securities	**(95,087)**	(135,464)	(98,836)
Issuance of loans, net of repayment	**(69,918)**	(59,981)	(30,472)
Proceeds from sale of branches	**—**	4,892	—
Proceeds from sale of bank premises and equipment	**6**	222	—
Capital expenditures	**(2,396)**	(596)	(1,165)
Net cash (used in) provided by investing activities	**(14,313)**	21,797	(27,827)
Cash flows from financing activities:			
Net increase (decrease) in deposits	**13,603**	(8,557)	44,445
Net increase (decrease) in short-term borrowings	**7,544**	5,506	(26,384)
Proceeds from other borrowed funds	**—**	—	100,000
Repayments of other borrowed funds	**(2,000)**	—	(92,000)
Proceeds from issuance of subordinated debentures	**—**	16,500	—
Repayments of subordinated debentures	**(789)**	—	—
Cash dividends paid	**(4,614)**	(4,134)	(5,277)
Proceeds from sale of stock for employee benefits program	**1,026**	123	112
Purchase of treasury stock	**(601)**	(1,213)	(1,995)
Net cash provided by financing activities	**14,169**	8,225	18,901
Net (decrease) increase in cash and cash equivalents	**(3,414)**	29,706	(782)
Cash and cash equivalents at beginning of year	**44,983**	15,277	16,059
Cash and cash equivalents at end of year	**$ 41,569**	$ 44,983	$ 15,277
Supplemental disclosure of cash flow information:			
Interest paid	**$ 29,650**	$ 34,598	$ 31,825
Income taxes paid	**$ 1,950**	$ 2,450	$ 2,239

Supplemental schedule of noncash investing and financing activities:

- Loans with an estimated value of $459 in 2002 and $837 in 2001, were reclassified to foreclosed assets held for sale.

See accompanying notes to consolidated financial statements.

(For the Years Ended December 31, 2002, 2001 and 2000)

1. Basis of Presentation and Summary of Significant Accounting Policies

Sun Bancorp, Inc. and subsidiaries ("Sun") accounting and financial reporting policies conform with accounting principles generally accepted in the United States of America and with general financial industry practices. Certain prior year amounts were reclassified to conform to current year classifications. The net effect of the reclassifications had no impact on the overall financial position or net income. The following summary addresses the most significant policies:

Consolidation Basis

Consolidated financial statements include the accounts of Sun Bancorp, Inc. (parent company) and its wholly owned subsidiaries: SunBank (Bank), SUBI Investment Company, Sun Trust I, Beacon Life Insurance Company (Beacon), and SUBI Services LLC. Sun also holds thirty percent ownership in Sun Abstract and Settlement Services (Sun Abstract). Beacon's, Sun Abstract's, and SUBI Services LLC transactions are not material to the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Operations

Sun provides a full-range of community and commercial banking services through 23 SunBank offices in northeast and central Pennsylvania. SunBank's primary deposit products include checking, savings, money market, and certificate of deposit accounts. SunBank's primary loan products include commercial loans, consumer loans, and single-family residential mortgages.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, the disclosed amounts of contingent assets and liabilities as of the date of the balance sheets, and the reported amounts of revenues and expenses for the periods presented. Actual results could differ significantly from those estimates. In particular, management relies on estimates and assumptions when determining an adequate allowance for loan and lease losses. Refer to the heading "Allowance for Loan and Lease Losses (ALLL)" in Note 1 for additional information. In addition, management relies on estimates and assumptions when determining the residual value for SunBank's auto and equipment leasing business. Refer to the heading "Residual Value" in Note 1 for additional information. Deferred tax assets and liabilities also represent significant estimates (see Note 14).

Investment Securities

Sun reports all securities, including debt instruments, restricted equities, and unrestricted equities as available for sale. Except for restricted equities, Sun reports all securities at fair value. Unrealized gains or losses, net of tax, are excluded from earnings and reported as a component of accumulated other comprehensive income within shareholders' equity. Restricted equities consist primarily of Federal Home Loan Bank of Pittsburgh (FHLB) stock.

Management estimates fair values based on observable market prices. When bid prices are not available, management relies on standard economic value models. When neither bid prices or economic value models are available, management estimates fair value based on observable market prices for instruments with similar cash flow and risk characteristics.

Premium amortization and discount accretion are recorded using the level yield method over each security's remaining contractual or expected life (whichever is shorter), adjusted for actual prepayment experience. Realized gains and losses from securities sales are computed based on each security's specific carrying value.

Interest Income on Loans and Leases

Interest income on commercial, consumer, and mortgage loans is recognized on an accrual basis. Interest income on installment loans and leases is recognized on an accrual basis and the actuarial method. Loan fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment to the related loan yield on the interest method, generally over the contractual life of the related loans.

Nonaccrual loans are those on which the accrual of interest has ceased and where all previously accrued but not collected interest is reversed. Loans, other than consumer loans, are placed on nonaccrual status when principal or interest is past due 90 days or more and the loan is not well-collateralized and in the process of collection or immediately, if, in the opinion of management, full collection is doubtful. Interest accrued but not collected as of the date of placement on nonaccrual status is reversed and charged against current income. Sun does not accrue interest on impaired loans. While a loan is considered impaired or on nonaccrual status, subsequent cash interest payments received either are applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of the ultimate collectibility of principal and interest. In any case, the deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. Consumer loans are recorded in accordance with the Uniform Retail Classification regulation. Generally, the regulation requires that consumer loans are charged off to the allowance for loan losses when they become 120 days or more past due.

1. Basis of Presentation and Summary of Significant Accounting Policies *(continued)*

Loan Servicing

Mortgage loans serviced are not included in Sun's consolidated balance sheets. Unpaid principal of mortgage loans serviced for others totaled $18,132,000 at December 31, 2002, and $20,769,000 at December 31, 2001. Capitalized mortgage servicing rights (MSRs), included with other assets in the consolidated balance sheets, totaled approximately $38,000 at December 31, 2002 and $36,000 at December 31, 2001.

Sun records MSRs at fair value and amortizes the balance over the period of estimated net servicing income or loss. Sun relies on a valuation model to calculate the net present value of expected future cash flows that determines the MSRs fair value. Sun's valuation model incorporates assumptions market participants might use to estimate future net servicing income, including loan types, interest rates, servicing costs, prepayment speeds, and discount rates. Sun periodically evaluates the MSR's value for impairment.

Allowance for Loan and Lease Losses (ALLL)

Sun's ALLL reflects periodic provisions for loan and lease losses, and that provision is reported as an expense. Loan losses are charged against the ALLL in the period in which they have been determined to be uncollectible. Recoveries of previously charged off loans are credited to the allowance as they are received. Management maintains the ALLL at a level it believes will be adequate to absorb probable losses in the existing loan portfolio.

Sun's loan portfolio consists primarily of residential mortgage loans and commercial loans concentrated in northeast and central Pennsylvania (Lycoming, Snyder, Union, Northumberland, Clinton and Luzerne counties). These regions' economy depend on the manufacturing and service industries. Management's analysis incorporates many factors, including current economic conditions, loss experience, loan portfolio composition, and anticipated losses. For significant real estate properties, management obtains independent value appraisals. Management also retains consultants to periodically review loan quality. However, unforeseen developments may require management to increase the ALLL. Such developments could include changing economic conditions or negative developments with borrowers. In addition, bank regulators periodically assess Sun's ALLL and may, consistent with examination guidelines and current information, require an increased ALLL. As a result, any number of factors may materially change management's analysis in the future.

Residual Value – Auto

Sun's residual value represents the estimated wholesale market value of a leased auto at the end of the lease term, which is established at the beginning of the lease term by the Automotive Lease Guide (ALG). Residual values which are above the wholesale market value at the end of the lease term could lead to financial losses. To mitigate the possible loss, Sun has entered into an insurance policy that limits Sun's loss to $500 per vehicle, based on the realized value and Black Book value. The Black Book value is determined by the national wholesale value of each auto accumulated and published by Black Book.

Foreclosed Assets

Sun classifies all foreclosed assets as held for sale and reports foreclosed assets at the lower of cost or fair value (less estimated selling costs). Foreclosed assets, which are included with other assets in the consolidated balance sheets, totaled $912,000 at December 31, 2002, and $940,000 at December 31, 2001.

Premises and Equipment

Sun reports premises and equipment at cost less accumulated depreciation. Depreciation expense is computed and recognized using the straight-line method. Sun generally expenses repair and maintenance expenditures as incurred, and capitalizes such expenditures only when they extend an asset's useful life. When Sun retires or sells premises or equipment, remaining cost and accumulated depreciation are removed from the account and any gain or loss is reported in current income.

Intangible Assets

Sun's goodwill resulted from the acquisition of Bucktail Bank and Trust Company (Bucktail) in 1997, Guaranty Bank N.A. in 2001, and three Mellon branches during 2001, which represents the excess cost of acquired assets relative to those assets' fair value at time of purchase. Sun adopted SFAS 147, Acquisition of Certain Financial Institutions in 2002 as described in Note 8. Prior to 2002, Sun amortized goodwill and unidentifiable intangible assets using the straight-line method and 15-20 year lives. Under the provisions of SFAS 142, goodwill arising from the acquisitions during 2001 by Sun will no longer be amortized. Sun periodically evaluates the goodwill carrying value for impairment based on fair value of undiscounted operating cash flows.

Amortization of intangibles totaled $1,567,000 in 2001 and $755,000 in 2000. Based on impairment evaluation, management believes no material impairment of intangibles existed at December 31, 2002 and December 31, 2001.

Investments in Limited Partnerships

Sun is a limited partner in five partnerships at December 31, 2002 that provide low income elderly housing in Sun's market. Sun's book value of these investments was $3,922,000 at December 31, 2002 and $4,070,000 at December 31, 2001. Sun is amortizing the investment in each partnership over the life of the tax credits generated by the investment, based on an annual impairment evaluation. The amortization of the limited partnership investments totaled $236,000 in 2002, $ 177,000 in 2001, and $127,000 in 2000.

Sun is also a partner in two partnerships at December 31, 2002 that provide office space in areas designated empowerment zones by the Commonwealth of Pennsylvania. These partnerships provide Sun with Pennsylvania Shares Tax credits and had a book value of $2,901,000 at December 31, 2002.

1. Basis of Presentation and Summary of Significant Accounting Policies *(continued)*

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial reporting and income tax accounting methods, using enacted tax rates in effect for the year in which the difference is expected to reverse. These differences primarily involve timing differences for recognition of loan and lease losses, depreciation, deferred compensation, and loan fee income.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, Sun enters into off-balance sheet financial instruments. Those instruments consist of commitments to extend credit and standby letters of credit. When those instruments are funded or become payable, Sun reports the amounts in its financial statements. Sun has not entered into any other off-balance sheet derivative instruments.

Cash and Cash Equivalents

Cash equivalents include cash and due from banks and interest-bearing deposits in banks. Federal funds and other overnight borrowings are purchased and sold within a one-day period. Deposits maintained at each financial institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Sun maintains cash and cash equivalents with financial institutions in excess of the insured amount.

Trust Assets and Income

Assets held in a fiduciary or agency capacity are not Sun's assets and are excluded from Sun's consolidated financial statements. Trust income is reported on the accrual basis.

2. Net Income Per Share

Net income per share is computed based on the weighted average number of shares of stock outstanding for each year presented. Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," requires presentation of two amounts; basic and diluted net income per share.

The following data shows the amounts used in computing net income per share and the weighted average number of shares of dilutive stock options:

	Income	Weighted Average Common Shares	Net Income Per Share
2002			
Net income per share — Basic	**$6,416,000**	**7,154,107**	**$0.90**
Dilutive effect of potential common stock arising from stock options:			
Exercise of options outstanding		**250,207**	
Hypothetical share repurchase at $19.63		**(207,780)**	
Net income per share — Diluted	**$6,416,000**	**7,196,534**	**$0.89**
2001			
Net income per share — Basic	$8,350,000	6,942,122	$1.20
Dilutive effect of potential common stock arising from stock options:			
Exercise of options outstanding		236,334	
Hypothetical share repurchase at $15.63		(232,952)	
Net income per share — Diluted	$8,350,000	6,945,504	$1.20
2000			
Net income per share — Basic	$4,598,000	6,769,924	$0.68
Dilutive effect of potential common stock arising from stock options:			
Exercise of options outstanding		112,952	
Hypothetical share repurchase at $15.13		(98,614)	
Net income per share — Diluted	$4,598,000	6,784,262	$0.68

3. Comprehensive Income

Generally accepted accounting principles require recognized revenues, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, including unrealized gains and losses on available for sale securities, are reported as a separate equity component and as components of comprehensive income. Other comprehensive income components and related tax effects were:

(In Thousands)

Years Ended December 31,	2002	2001	2000
Unrealized holding gains on available for sale securities	**$2,902**	$ 6,389	$11,797
Less: Reclassification adjustment for (gains) losses realized in income	**(616)**	(844)	1,955
Net unrealized gains	**2,286**	5,545	13,752
Income tax expense	**(777)**	(1,885)	(4,676)
Net	**$1,509**	$ 3,660	$ 9,076

4. Restrictions on Cash and Due From Bank Accounts

Based on deposit levels, Sun must maintain cash and other reserves with the Federal Reserve Bank of Philadelphia (FRB). Those reserves averaged $1,284,000 in 2002, $1,186,000 in 2001, and $800,000 in 2000. Sun has implemented account analysis systems, which enable reclassification of transaction accounts to non-transaction accounts. These reserves were $1,356,000 at December 31, 2002 and $1,175,000 at December 31, 2001.

5. Investment Securities

Sun's entire investment portfolio is classified as available for sale. The amortized cost and fair value of investment securities at December 31, 2002 and 2001 are shown below:

(In Thousands)

December 31, 2002	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	**$173,552**	**$4,584**	**$ (133)**	**$178,003**
Obligations of states and political subdivisions	**19,767**	**836**	**—**	**20,603**
Other corporate	**5,575**	**388**	**(75)**	**5,888**
Total debt securities	**198,894**	**5,808**	**(208)**	**204,494**
Equity securities:				
Marketable equity securities	**3,111**	**136**	**(315)**	**2,932**
Restricted equity securities	**12,012**	**—**	**—**	**12,012**
Total equity securities	**15,123**	**136**	**(315)**	**14,944**
Total	**$214,017**	**$5,944**	**$ (523)**	**$219,438**

December 31, 2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Debt securities:				
Obligations of U.S. government agencies	$258,234	$3,982	$ (557)	$261,659
Obligations of states and political subdivisions	22,054	312	(161)	22,205
Other corporate	7,239	253	(40)	7,452
Total debt securities	287,527	4,547	(758)	291,316
Equity securities:				
Marketable equity securities	3,836	13	(667)	3,182
Restricted equity securities	11,114	—	—	11,114
Total equity securities	14,950	13	(667)	14,296
Total	$302,477	$4,560	$(1,425)	$305,612

5. Investment Securities *(continued)*

The amortized cost and estimated fair value of Sun's securities at December 31, 2002 and 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Securities by Contractual Maturity*:

(In Thousands)

December 31,	2002		2001	
	Amortized Cost	**Fair Value**	Amortized Cost	Fair Value
Debt securities:				
Due in one year or less	**$ 2,148**	**$ 2,177**	$ 2,742	$ 2,757
Due after one year through five years	**14,683**	**14,909**	20,821	21,234
Due after five years through ten years	**18,107**	**19,240**	36,315	37,907
Due after ten years	**15,555**	**16,110**	14,922	15,317
Mortgage-backed securities	**148,401**	**152,058**	212,727	214,101
Total debt securities	**198,894**	**204,494**	287,527	291,316
Equity securities	**15,123**	**14,944**	14,950	14,296
Total	**$214,017**	**$219,438**	$302,477	$305,612

*Actual principal cash flows may differ due to individual securities' call, prepayment, and other options.

Securities with a carrying value of $174,991,000 at December 31, 2002 and $205,215,000 at December 31, 2001 were pledged to secure public deposits, trust deposits, securities sold under agreements to repurchase, FHLB borrowings, and other balances required by law.

Sun's securities do not include any concentrations exceeding 10% of shareholders' equity from any individual issuer (excluding those guaranteed by the U.S. government or its agencies).

Sales of Securities:

(In Thousands)

For the Years Ended December 31,	2002	2001	2000
Realized Gains	**$1,286**	$1,044	$ 964
Realized Losses	**(670)**	(200)	(2,919)
Net Realized Gains (Losses)	**$ 616**	$ 844	$(1,955)

6. Loans

Loan activity is well diversified and focused within Sun's defined market area. However, borrowers' ability to repay loans depends in part on economic conditions in Sun's market area.

Loan Portfolio Composition:

(In Thousands)

December 31,	2002	2001
Real estate – Mortgages	**$205,885**	$206,109
Real estate – Commercial	**198,465**	170,936
Real estate – Construction	**17,721**	6,893
Agricultural	**138**	503
Commercial and industrial	**54,624**	34,914
Lease – Auto	**29,698**	8,489
Lease – Equipment	**4,955**	2,287
Individual	**85,920**	93,200
Other	**328**	1,619
Total	**597,734**	524,950
Less: Deferred fees and unearned income on loans and leases	**(7,945)**	(3,089)
Unamortized net discount on purchased loans	**(64)**	(137)
ALLL	**(6,206)**	(6,204)
Net	**$583,519**	$515,520

Loans held for sale at December 31, 2002 were $1,309,000.

Net Investment in Direct Financing Leases:

(In Thousands)

Years Ended December 31,	2002	2001
Minimum lease payments receivable	**$34,653**	$10,776
Unearned income under lease contracts	**(7,874)**	(2,669)
Net investment	**$26,779**	$ 8,107
Residual	**$18,876**	$ 4,885

The net investment in direct financing leases is reported as loans in the consolidated balance sheet. Residual values are reported as other assets in the consolidated balance sheet.

The following table shows the expected lease payments over the next five years.

Lease Payment Receivable:

(In Thousands)

Years Ending December 31:	
2003	$ 8,315
2004	9,580
2005	8,720
2006	6,555
2007	1,483
Thereafter	—
Total	$34,653

6. LOANS *(continued)*

Transactions in the ALLL were as follows:

Allowance for Loan and Lease Losses (ALLL):

(In Thousands)

Years Ended December 31,	2002	2001	2000
Balance, beginning of year	**$ 6,204**	$ 5,074	$ 3,857
Provision for loan and lease losses	**1,460**	1,500	2,500
ALLL assumed upon acquisition of Guaranty	**—**	572	—
Recoveries	**455**	341	270
Loans charged off	**(1,913)**	(1,283)	(1,553)
Balance, end of year	**$ 6,206**	$ 6,204	$ 5,074

Impaired Loans and Past Due Loans:

(In Thousands)

At December 31,	2002	2001	2000
Impaired loans	**$ 4,775**	$ 5,592	$ 3,482
Accruing loans past due 90 days or more as to principal and interest	**315**	560	1,429
Amount of impaired loans with a related allowance for possible loss	**4,775**	5,592	3,482
Amount of impaired loans with no related allowance	**—**	—	—
Total allowance for impaired loans	**2,831**	2,339	410

For Years Ended December 31,	2002	2001	2000
Average investment in impaired loans	**$ 5,161**	$ 4,977	$ 3,518
Interest income recognized on impaired loans (all cash basis)	**$ 387**	$ 437	$ 271

7. BANK PREMISES AND EQUIPMENT

Bank premises and equipment at December 31:

(In Thousands)

December 31,	2002	2001
Land	**$ 2,046**	$ 1,906
Bank premises	**13,175**	12,308
Furniture and equipment	**6,954**	6,977
Total cost	**22,175**	21,191
Less: Accumulated depreciation	**(6,366)**	(6,729)
Bank premises and equipment, net	**$15,809**	$14,462

Depreciation expense was $1,049,000 in 2002, $977,000 in 2001, and $812,000 in 2000.

8. Goodwill

Upon the adoption of SFAS 142 on January 1, 2002, Sun ceased amortizing its goodwill, which decreased non-interest expense and increased net income for 2002 as compared to 2001 and 2000. Sun also adopted SFAS 147 in October 2002 which allowed Sun to reclassify previously recorded unidentifiable intangible assets to goodwill and to cease amortizing this intangible asset effective January 1, 2002. The following table shows the proforma effects of applying SFAS 142 and SFAS 147 to the 2001 and 2000 periods.

(In Thousands, Except for Net Income Per Share)

Years Ending December 31,	**2002**	**2001**	**2000**
Goodwill amortization:			
Pre-tax	**$ —**	$1,567	$ 755
After-tax	**—**	1,034	498
Net income:			
Reported	**6,416**	8,350	4,598
Add: after-tax goodwill amortization	**—**	1,034	498
Adjusted	**$6,416**	$9,384	$5,096
Basic net income per share			
Reported	**$ 0.90**	$ 1.20	$ 0.68
Add: goodwill amortization per share	**—**	0.15	0.07
Adjusted	**$ 0.90**	$ 1.35	$ 0.75
Diluted net income per share			
Reported	**$ 0.89**	$ 1.20	$ 0.68
Add: goodwill amortization per share	**—**	0.15	0.07
Adjusted	**$ 0.89**	$ 1.35	$ 0.75

As of December 31, 2002, Sun had goodwill assets of $22,924,000. Effective January 1, 2002, in conjunction with the adoption of SFAS 147, unidentifiable intangible assets of $8,756,000 were reclassified as goodwill.

9. Deposits

Deposits as of December 31, 2002 and 2001 included:

(In Thousands)

December 31	2002	2001
Demand deposits	**$ 59,181**	$ 58,063
NOW accounts	**155,144**	146,339
Insured Money Market Accounts	**29,827**	18,058
Savings deposits	**76,712**	70,422
Time certificates of deposit of $100,000 or more	**46,630**	49,484
Other time deposits	**220,016**	231,511
Total deposits	**$587,480**	$573,877

The following table reflects certificates of deposit and other time deposits and their remaining maturities as of December 31, 2002:

(In Thousands)

Years Ending December 31:	
2003	**$147,354**
2004	**56,056**
2005	**24,403**
2006	**15,538**
2006	**23,135**
Thereafter	**160**
Total	**$266,646**

Accounts of $100,000 or More:

The totals above include certificates of deposit and other time deposits issued in amounts of $100,000 or more. These deposits and their remaining maturities, at December 31, 2002 were:

(In Thousands)

December 31,	2002
Three months or less	**$ 6,301**
Three through six months	**4,593**
Six through twelve months	**14,248**
Over twelve months	**21,488**
Total	**$46,630**

Interest on deposits of $100,000 or more amounted to approximately $2,087,000 in 2002, $3,179,000 in 2001, and $2,691,000 in 2000.

10. Borrowed Funds

At December 31, 2002, Sun's maximum borrowing capacity at the FHLB was $315,206,000, with $94,968,000 in unused capacity. At December 31, 2001, Sun's maximum borrowing capacity at the FHLB was $273,979,000, with $51,706,000 in unused capacity. Sun also maintains a line of credit with another financial institution of $5,000,000 which was not used at December 31, 2002.

Borrowed funds as of December 31, 2002 and 2001 included:

(In Thousands)

December 31,	2002	2001
Short-term Borrowings:		
Securities sold under agreements to repurchase (1)	**$ 29,557**	$ 22,013
Treasury Tax and Loan Note Option (2)	**125**	125
Total Short-term Borrowings	**29,682**	22,138
FHLB advances (3)	**220,000**	222,000
Total Borrowed Funds	**$249,682**	$244,138

(1) Securities sold under agreements to repurchase represent deposit customers' cash management accounts. These repurchase agreements are collateralized by a blanket agreement with the FHLB in which the actual ownership of the securities is not transferred. The maximum month end amount of securities sold under agreements to repurchase was $29,557,000 in 2002, $22,673,000 in 2001, and $17,563,000 in 2000.

The average daily amount of such borrowings was $22,107,000 in 2002, $17,101,000 in 2001, and $11,438,000 in 2000, and the weighted average interest rates were 1.91% in 2002, 2.47% in 2001, and 4.66% in 2000.

(2) Borrowings on the Treasury Tax and Loan Note Option (TT&L) represent tax funds deposited and held until the U.S. Treasury calls the balance.

At December 31, 2002, the maximum amount available to borrow through the Note Options was $125,000. The maximum month end amount of such borrowings was $125,000 in 2002, $125,000 in 2001, and $25,000 in 2000. The average daily amount of such borrowings was $125,000 in 2002, $125,000 in 2001, and $25,000 in 2000, and the weighted average interest rates were 1.41% in 2002, 3.46% in 2001, and 5.88% in 2000.

(3) FHLB advances represent variable and fixed rate borrowings collateralized by first-lien residential mortgages and investment securities issued by U.S. government agencies. Stated maturities are shown below:

(In Thousands)

December 31,	2002	2001
Variable rates between 5.04% and 5.41%, at December 31, 2001, maturity 2008	**$ 70,000**	$ 70,000
Variable rates between 4.93% and 5.88%, at December 31, 2001, maturity 2009	**50,000**	50,000
Variable rates between 5.86% and 6.36%, at December 31, 2001, maturity 2010	**100,000**	100,000
Fixed rates between 7.80% and 7.88%, maturity 2002	**—**	2,000
Total	**$220,000**	$222,000

11. Estimated Fair Value of Financial Instruments

SFAS 107, "Disclosures about Fair Value of Financial Instruments", requires Sun to disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market and financial instrument information. These estimates do not reflect any premium or discount that could result from a sale of any particular financial instrument or group of instruments. Fair value estimates are based on judgments regarding current economic conditions, return rates, and anticipated risk characteristics. These estimates are highly subjective, involve considerable uncertainty, and cannot be precisely determined. Changes to those assumptions can significantly affect the estimated fair values.

Sun determines estimated fair value using historical data and reasonable estimation methodology for each financial instrument category. Estimated fair value for Sun's investment securities is detailed in Note 5. All other fair value estimates, methods, and assumptions are set forth below:

Cash and due from banks:

The carrying amounts for cash and due from banks represent approximate fair value.

Loans:

Management segregates loans into categories with homogeneous types, financial structure, and risk characteristics. For performing loans, expected cash flows until full repayment are discounted at a rate which management believes fairly reflects credit, interest rate, and other risks. Cash flows and maturities are estimated based on Sun's historical experience with each loan category.

Management estimates fair value for significant nonperforming loans based on current external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Credit risk, cash flows, and discount rate assumptions are determined using market information using methods management believes to be reasonable.

(In Thousands)

December 31,	2002		2001	
	Book Value	**Fair Value**	Book Value	Fair Value
Total loans, net	**$583,519**	**$600,238**	$515,520	$589,025

Deposits:

Fair value of deposits with no stated maturity, such as demand deposits, NOW accounts, savings deposits, and Insured Money Market Accounts, are estimated at carrying value. Fair value of deposits with frequently reset adjustable rates or managed rates are estimated at carrying value (such deposits are generally priced at market). Fair value of time deposits is based on the discounted value of contractual cash flows discounted at observed market rates for time deposits with similar characteristics and remaining maturities. Fair value estimates for deposits are not based on market rates for borrowings or other higher cost alternatives.

(In Thousands)

December 31,	2002		2001	
	Book Value	**Fair Value**	Book Value	Fair Value
Total deposits	**$587,480**	**$570,149**	$573,877	$588,301

11. Estimated Fair Value of Financial Instruments *(continued)*

Borrowed Funds:

Current available borrowing rates from similar sources are used to value existing borrowings.

(In Thousands)

December 31,	2002		2001	
	Book Value	**Fair Value**	Book Value	Fair Value
Total borrowings	**$269,337**	**$282,294**	$264,582	$251,093

Off-balance Sheet Items:

There is no material difference between the notional amount and the estimated fair value of off-balance sheet items. Those items totaled $139,373,000 at December 31, 2002, and $112,443,000 at December 31, 2001. Those items primarily consist of unfunded loan commitments, which are generally priced at market when funded.

12. Common Stock Plans

Sun has three common stock plans for employees and directors. The 1998 Stock Incentive Plan, administered by a Board of Directors committee of independent directors, allows 716,625 shares of common stock for key officers and other management employees in the form of qualified options, nonqualified options, stock appreciation rights, or restrictive stock. The 1998 Independent Directors Stock Option Plan allows 115,763 shares of common stock to be issued to non-employee directors. Options under those plans expire ten years after the grant date. Both of these plans terminate in 2008.

The 1998 Employee Stock Purchase Plan, which permits all employees to purchase common stock at an option price per share not less than 85% of the market value on the exercise date was allocated 248,063 shares. Options granted to date have been awarded at 90% of the market value on the exercise date. Each option under the 1998 Employee Stock Purchase Plan expires no later than 5 years from the grant date. This plan terminates in 2008.

Sun applies Accounting Principles Board Opinion 25 and related interpretations to account for its common stock plans. Accordingly, Sun has not recognized compensation expense for the plans. Had compensation costs been determined based on fair values at the grant dates (pursuant to SFAS 123), Sun's net income and earnings per share for 2002, 2001, and 2000 would have been adjusted to the pro forma amounts indicated below:

	2002	2001	2000
Net income:			
As reported	**$6,416,000**	$8,350,000	$4,598,000
Pro forma	**$6,316,000**	$8,158,000	$4,434,000
Earnings per share — Basic:			
As reported	**$0.90**	$1.20	$0.68
Pro forma	**$0.88**	$1.18	$0.65

For the pro forma calculations above, each option grant's fair value was estimated on the grant date using the Black-Scholes option-pricing model and the following weighted-average assumptions for grants issued in 2002, 2001, and 2000:

	2002	2001	2000
Dividend yield	**4%**	4%	5%
Volatility	**24%**	24%	24%
Risk-free interest rates:			
Stock Incentive Plan	**3.77%**	4.50%	6.13%
Independent Directors Plan	**4.19%**	4.88%	6.55%
Employee Stock Purchase Plan	**4.59%**	4.51%	6.38%
Expected option lives	**4 years**	4 years	4 years

12. Common Stock Plans *(continued)*

The common stock plans are summarized below:

	2002		2001		2000	
	Shares	**Weighted-average Exercise Price**	Shares	Weighted-average Exercise Price	Shares	Weighted-average Exercise Price
Outstanding, beginning of year	**503,846**	**$22.79**	510,887	$22.35	436,358	$23.25
Granted	**110,409**	**23.38**	117,105	16.53	117,356	15.64
Exercised	**(65,879)**	**14.99**	(9,085)	14.53	(7,504)	13.20
Forfeited	**(61,643)**	**20.09**	(115,061)	15.11	(35,323)	13.17
Outstanding, end of year	**486,733**	**$24.32**	503,846	$22.79	510,887	$22.35
Options exercisable at year end	**420,633**		417,264		428,387	
Fair value of options granted during the year	**$3.24**		$2.48		$2.12	

The following table summarizes the fixed stock options outstanding under the Stock Incentive Plan, Independent Directors Plan, and the Employee Stock Purchase Plan at December 31, 2002:

Exercise Prices	Number Outstanding at December 31, 2002	Remaining Contractual Life	Number Exercisable at December 31, 2002
$16.43	6,137	1 years	6,137
$10.76	5,770	2 years	5,770
$16.43	10,563	2 years	10,563
$11.22	1,646	3 years	1,646
$13.71	6,314	3 years	6,314
$16.43	11,058	3 years	11,058
$16.24	4,684	4 years	4,684
$16.43	14,690	4 years	14,690
$18.43	24,688	4 years	24,688
$19.19	6,584	5 years	6,584
$16.43	18,554	5 years	18,554
$21.89	39,930	5 years	39,930
$33.70	9,053	6 years	9,053
$34.29	53,020	6 years	53,020
$22.28	8,657	7 years	8,657
$25.71	54,066	7 years	54,066
$16.56	7,870	8 years	7,870
$16.00	48,400	8 years	48,400
$16.00	10,231	9 years	10,231
$16.83	67,700	9 years	67,700
$18.00	11,018	10 years	11,018
$26.38	66,100	10 years	—
	486,733	6.8 years	420,633

13. Employee Benefit Plans

Sun provides a defined contribution pension plan that covers substantially all employees. Sun's contributions are based on employee contributions and compensation. In addition to the defined contribution plan, Sun also provides supplemental payments to certain key employees upon retirement. With the Guaranty acquisition in 2001, Sun will also provide supplemental payments to certain former directors. Life insurance contracts are being used to fund this supplemental payment to the former directors. Expenses related to these plans were:

(In Thousands)	**2002**	2001	2000
Defined pension contributions	**$653**	$482	$350
Supplemental payment expense	**$ 33**	$ 36	$ 40

14. Income Taxes

Temporary differences produced a deferred tax liability at December 31, 2002 and a deferred tax asset at 2001, which is summarized below:

(In Thousands)

December 31,	2002	2001
Deferred tax assets:		
Loan loss provisions	**$ 2,110**	$1,892
Discount on loans acquired from Bucktail	**83**	116
Loan fees and costs	**135**	86
Nonaccrual interest	**81**	68
Supplemental compensation plan	**120**	109
Tax credit carryover	**602**	—
Other	**112**	71
Total	**$ 3,243**	$2,342
Deferred tax liabilities:		
Bank premises and equipment	**$ 723**	$ 706
Unrealized gains on investment securities	**1,843**	1,066
Auto leases	**4,923**	—
Intangibles	**142**	—
Other	**202**	57
Total	**7,833**	1,829
Deferred tax (liability) asset, net	**$(4,590)**	$ 513

Sun's income tax provision for 2002, 2001, and 2000 consists of the following:

(In Thousands)

Years Ended December 31,	2002	2001	2000
Current provision	**$(3,261)**	$3,649	$1,875
Deferred income tax benefit	**4,326**	(305)	(349)
Income tax provision	**$ 1,065**	$3,344	$1,526

Actual income tax expense reconciles to the tax amount, which would have been recognized at the federal statutory rate as follows:

(In Thousands)

Years Ended December 31,	2002	2001	2000
	Amount	Amount	Amount
Federal income tax at statutory rate	**$2,546**	$4,093	$2,143
Tax exempt income	**(595)**	(834)	(668)
Amortization of goodwill	**(48)**	328	264
Tax credits from limited partnerships	**(602)**	(443)	(225)
CSV officers' life insurance	**(245)**	(443)	(225)
Other items	**9**	200	12
Income tax provision	**$1,065**	$3,344	$1,526

15. Related Party Transactions

Certain executive officers, corporate directors, or companies in which the individuals have 10 percent or more beneficial ownership were indebted to Sun or held deposit accounts with the Bank during 2002. All transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal collection risk. Other changes represent transfers in and out of the related party category.

Related Party Indebtedness:

(In Thousands)

Year Ended December 31,	Beginning Balance	Loans	Repayments	Other Changes	Ending Balance
15 Directors, 4 Executive Officers 2002	**$10,846**	**$27,085**	**$(25,069)**	**$(2,382)**	**$10,480**
9 Directors, 3 Executive Officers 2001	6,468	23,173	(24,706)	5,911	10,846

Related Party Deposits:

(In Thousands)

December 31,	2002	2001
Deposit Balances	**$6,119**	$4,184

16. Off-Balance Sheet Risk

Sun is a party to financial instruments with off-balance sheet risk in the normal course of business to meet customers' financing needs. These financial instruments include commitments to extend credit and standby letters of credit containing, in varying degrees, credit and interest rate risk exceeding the amount recognized in the balance sheet.

Credit risk from nonperformance by counterparties to commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Sun uses the same credit policies to guide commitments and conditional obligations as it does for direct, funded loans.

Commitments to extend credit are agreements to lend to a customer as long as no contract conditions are violated. Commitments generally include fixed expiration dates or other termination clauses and certain fee payments. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The collateral amount obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral types vary but may include accounts receivable, inventory, property, equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments that guarantee a customer's performance to a third party. Those guarantees are primarily issued to support borrowing arrangements and related transactions. Terms vary from one month to 24 months and may have renewal features. Credit risk differs little from direct loans to customers. When warranted, Sun holds collateral against those commitments.

(In Thousands)

December 31,	2002	2001
Commitments to extend credit (binding)	**$128,796**	$110,193
Standby letters of credit and financial guarantees	**10,577**	2,250
Total credit extension commitments	**$139,373**	$112,443

17. Regulatory Matters

Sun and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. The Bank is also subject to the regulatory framework for prompt corrective action ("PCA"). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Capital adequacy guidelines and the regulatory framework for prompt corrective action define specific capital requirements that involve quantitative measures of Sun and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Sun and the Bank's capital amounts and the Bank's PCA classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that Sun and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, and December 31, 2002, the most recent notification from the Bank's primary federal regulator, Federal Deposit Insurance Corporation (FDIC), categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

(In Thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Tier 1 capital:						
Sun	**$71,123**	**11.1%**	**$25,661**	**4.0%**	**N/A**	**N/A**
Bank	**$70,969**	**11.1%**	**$25,558**	**4.0%**	**$38,337**	**6.0%**
Total risk based capital:						
Sun	**$80,484**	**12.6%**	**$51,322**	**8.0%**	**N/A**	**N/A**
Bank	**$77,175**	**12.1%**	**$51,116**	**8.0%**	**$63,895**	**10.0%**
Leverage ratio:						
Sun	**$71,123**	**7.8%**	**$37,598**	**4.0%**	**N/A**	**N/A**
Bank	**$70,969**	**7.9%**	**$36,168**	**4.0%**	**$45,210**	**5.0%**
As of December 31, 2001:						
Tier 1 capital:						
Sun	$68,582	13.0%	$21,116	4.0%	N/A	N/A
Bank	$62,577	11.9%	$21,042	4.0%	$31,563	6.0%
Total risk based capital:						
Sun	$78,730	14.9%	$42,233	8.0%	N/A	N/A
Bank	$68,781	13.1%	$42,085	8.0%	$52,606	10.0%
Leverage ratio:						
Sun	$68,582	7.1%	$38,507	4.0%	N/A	N/A
Bank	$62,577	6.7%	$37,541	4.0%	$46,926	5.0%

Payment of Dividends

Sun is a legal entity separate and distinct from its subsidiaries. The majority of Sun's revenue is from dividends paid to Sun by its banking subsidiary. Sun's banking subsidiary is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both Sun and its banking subsidiary are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if (1) the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. Sun does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2002, Sun's subsidiaries declared $7,331,000 in dividends payable to Sun.

18. Condensed Financial Information – Parent Company Only

CONDENSED BALANCE SHEETS

(In Thousands)

December 31,	2002	2001
Assets:		
Cash	$ 105	$ 150
Securities available for sale	500	—
Subsidiary investments:		
SunBank	97,636	88,188
SUBI Investment Company	2,064	9,304
Beacon Life Insurance Company	528	542
Sun Trust I	511	511
Sun Abstract & Settlement Services	15	14
Receivable from Sun Trust I	19	19
Subordinated debenture issuance costs	397	446
Other assets	593	56
Total assets	$102,368	$99,230
Liabilities:		
Subordinated debentures	$ 20,166	$20,955
Subordinated debenture interest payable	633	755
Accounts payable	322	9
Total Liabilities	21,121	21,719
Shareholders' Equity:		
Common stock	84,591	83,565
Retained earnings (deficit)	(5,159)	(6,961)
Accumulated other comprehensive income	3,578	2,069
Treasury stock	(1,763)	(1,162)
Total shareholders' equity	81,247	77,511
Total liabilities and shareholders' equity	$102,368	$99,230

CONDENSED STATEMENTS OF INCOME

(In Thousands)

Years Ended December 31,	2002	2001	2000
Income:			
Dividends from subsidiaries	$ 7,331	$ 1,059	$ 6,506
Interest and other income	69	75	19
Total income	7,400	1,134	6,525
Expenses:			
Subordinated debenture interest	1,944	1,623	—
Stationery and printing	51	61	17
Professional fees	288	197	82
Other expenses	243	260	221
Total expenses	2,526	2,141	320
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	4,874	(1,007)	6,205
Income tax benefit	(855)	(698)	(107)
Income (loss) before equity in undistributed earnings of subsidiaries	5,729	(309)	6,312
Equity in undistributed earnings (losses) of subsidiaries	687	8,659	(1,714)
Net income	$ 6,416	$ 8,350	$ 4,598

18. Condensed Financial Information – Parent Company Only *(continued)*

CONDENSED STATEMENTS OF CASH FLOWS

(In Thousands)

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	**$ 6,416**	$ 8,350	$ 4,598
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed (earnings) losses of subsidiaries	**(687)**	(8,659)	1,714
(Increase) decrease in other assets	**(487)**	(487)	989
Increase (decrease) in liabilities	**191**	642	117
Net cash provided by (used in) operating activities	**5,433**	(154)	7,418
Cash flows from investing activities:			
Purchases of investment securities	**(500)**	(7)	(240)
Purchase of investment in SUBI Investment Company	**—**	(8,460)	—
Purchase of investment in Sun Trust I	**—**	(511)	—
Purchase of investment in Sun Abstract	**—**	—	(15)
Proceeds from return of capital of investment in Sun Abstract	**—**	7	—
Net cash used in investing activities	**(500)**	(8,971)	(255)
Cash flows from financing activities:			
Proceeds from issuance of subordinated debentures	**—**	17,011	—
Repayment of subordinated debentures	**(789)**	—	—
Cash dividends	**(4,614)**	(4,134)	(5,277)
Return of capital, Sun Abstract	**—**	4	—
Purchase of Guaranty Bank, N.A.	**—**	(2,544)	—
Purchase of treasury stock	**(601)**	(1,213)	(1,995)
Proceeds from sale of stock for employee benefit program	**1,026**	123	112
Net cash (used in) provided by financing activities	**(4,978)**	9,247	(7,160)
Net (decrease) increase in cash and cash equivalents	**(45)**	122	3
Cash and cash equivalents at beginning of year	**150**	28	25
Cash and cash equivalents at end of year	**$ 105**	$ 150	$ 28

19. Consolidated Quarterly Financial Data (Unaudited)

(Dollars in Thousands, Except for Per Share Data)

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
Interest income	$13,741	$14,144	$13,727	$12,931	$ 54,543
Interest expense	(7,705)	(7,411)	(7,351)	(7,181)	(29,648)
Net interest income	6,036	6,733	6,376	5,750	24,895
Provision for loan and lease losses	(405)	(405)	(450)	(200)	(1,460)
Net security gains	95	45	3	473	616
Non-interest income	1,025	1,531	1,627	1,869	6,052
Non-interest expenses	(4,900)	(5,428)	(5,651)	(6,643)	(22,622)
Income before income taxes	1,851	2,476	1,905	1,249	7,481
Income tax provision	(299)	(535)	(210)	(21)	(1,065)
Net income	$ 1,522	$ 1,941	$ 1,695	$ 1,228	$ 6,416
Net income per share – Basic	$ 0.22	$ 0.27	$ 0.24	$ 0.17	$ 0.90
Net income per share – Diluted	$ 0.22	$ 0.27	$ 0.24	$ 0.16	$ 0.89

Quarterly information has been restated to reflect the adoption of SFAS 142 and SFAS 147 as described in Note 8.

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
Previously reported non-interest expenses	$5,134	$5,662	$5,885	$6,643	$ 23,324
Less: reversal of amortization	(234)	(234)	(234)	—	(702)
Restated non-interest expenses	$4,900	$5,428	$5,651	$6,643	$22,622

2001	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Total
Interest income	$13,692	$14,723	$16,198	$15,081	$ 59,694
Interest expense	(8,518)	(9,142)	(9,593)	(8,706)	(35,959)
Net interest income	5,174	5,581	6,605	6,375	23,735
Provision for loan and lease losses	(300)	(300)	(325)	(575)	(1,500)
Net security (losses) gains	798	38	62	(54)	844
Non-interest income	810	893	1,235	834	3,772
Gain on sale of branches	—	—	—	4,892	4,892
Non-interest expenses	(4,096)	(4,833)	(5,413)	(5,707)	(20,049)
Income before income taxes	2,386	1,379	2,164	5,765	11,694
Income tax provision	(613)	(285)	(613)	(1,833)	(3,344)
Net income	$ 1,773	$ 1,094	$ 1,551	$ 3,932	$ 8,350
Net income per share – Basic	$ 0.27	$ 0.16	$ 0.22	$ 0.55	$ 1.20
Net income per share – Diluted	$ 0.27	$ 0.16	$ 0.22	$ 0.55	$ 1.20

20. Recent Accounting Pronouncements

Goodwill and Other Intangible Assets:

On January 1, 2002, the Corporation adopted SFAS 142, Goodwill and Other Intangible Assets, which addresses the accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. Notes 1 and 8 provide further detail on the accounting for goodwill and intangible assets under the standard and the impact of the adoption on the financial statements. The standard's adoption had no impact on liquidity.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (SFAS 145):

In April 2002, the FASB issued SFAS 145, which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The statement rescinds SFAS 4 and SFAS 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. These gains and losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both unusual and infrequent in nature. The statement also rescinds SFAS 44 related to the accounting for intangible assets for motor carriers and amends SFAS 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for as such. The changes required by SFAS 145 are not expected to have a material impact on results of operations, financial position, or liquidity.

20. Recent Accounting Pronouncements *(continued)*

Accounting for Stock-Based Compensation:

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS 123's fair value method of accounting, if a company so elects.

As permitted, Sun will continue to account for these plans under APB Opinion 25, and the pro forma impact of accounting for these plans will be disclosed in the consolidated financial statements.

Acquisitions of Certain Financial Institutions:

In October 2002, the FASB issued SFAS 147, Acquisitions of Certain Financial Institutions, which provides guidance on the accounting for the acquisition of a financial institution and supersedes the specialized accounting guidance provided in SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions. SFAS 147 became effective upon issuance and requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions and reclassify these assets to goodwill. SFAS 147 also modifies SFAS 144 to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions required for other long-lived assets.

Guarantees:

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS 5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in an SPE, and guarantees of a company's own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for Sun as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Sun does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

Consolidation of Variable Interest Entities:

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. Management does not believe the interpretation will have a material impact on the consolidated financial statements.

21. Subsequent Events

On January 23, 2003, the Board of Directors declared a quarterly cash dividend of $0.165 per common share. The dividend will be payable March 7, 2003 to shareholders of record on February 23, 2003.

Effective January 1, 2003, Sun acquired Bank Capital Services Corporation (Bank Capital), a lease broker, in exchange for stock and cash in the amount of $590,000. Bank Capital was approximately $216,000 in assets at December 31, 2002 and will operate as a subsidiary of SunBank.

In December 2002, Sun announced that an agreement has been signed for Sun to purchase Mid-Penn Insurance (Mid-Penn) as its foundation agency. Mid-Penn will operate as a subsidiary of Sun Bancorp, Inc. Management and the Board of Directors expect to execute the final documents during March 2003.

In December 2002, Sun announced that an agreement has been signed for Sun to purchase Steelton Bancorp (Steelton). Steelton's two branches will be merged into SunBank and will operate under the name of SunBank. Steelton provides Sun with its entrance into the Harrisburg, PA market. Management and the Board of Directors expect to execute the final documents during April 2003.

On March 27, 2003, the Board of Directors elected to apply for Financial Holding Company status, which will expand the permissible activities of Sun.

To the Shareholders and Board of Directors of Sun Bancorp, Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Sun Bancorp, Inc. and its subsidiaries (Company) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants whose report dated February 19, 2002 expressed an unqualified opinion on those statements.

As discussed in notes 1 and 8 to the consolidated financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, and No. 147, Acquisition of Certain Financial Institutions.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Harrisburg, Pennsylvania

February 11, 2003

Selected Financial Data

Balance Sheet Data *(In Thousands)*	**2002**	2001	2000	1999	1998
Assets	**$951,174**	$922,050	$743,588	$710,921	$623,577
Deposits	**587,480**	573,877	444,566	400,121	363,886
Loans	**583,519**	515,520	406,775	377,485	326,928
Securities available for sale	**219,438**	305,612	290,513	282,616	254,780
Shareholders' equity	**81,247**	77,511	62,527	56,013	67,801
Average equity	**79,966**	68,207	57,768	63,537	67,063
Average assets	**931,320**	866,053	724,435	661,099	575,797
Earnings Data *(In Thousands)*					
Interest income	**$ 54,543**	$ 59,694	$ 53,360	$ 47,454	$ 42,677
Interest expense	**29,648**	35,959	31,825	26,230	22,467
Net interest income	**24,895**	23,735	21,735	21,224	20,210
Provision for loan and lease losses	**1,460**	1,500	2,500	1,925	1,200
Net interest income after provision for loan and lease losses	**23,435**	22,235	19,235	19,299	19,010
Net security gains (losses)	**616**	844	(1,955)	1,962	1,403
Non-interest income	**6,052**	3,772	2,939	2,998	2,687
Gain on sale of branches	**—**	4,892	—	—	—
Non-interest expenses	**22,622**	20,049	14,095	12,079	11,295
Income before income tax provision	**7,481**	11,694	6,124	12,180	11,805
Income tax provision	**1,065**	3,344	1,526	3,425	3,079
Net income	**6,416**	8,350	4,598	8,755	8,726
Dividends paid	**4,613**	4,134	5,277	6,135	5,369
Ratios					
Return on average assets	**0.69%**	0.93%	0.63%	1.32%	1.51%
Return on average equity	**8.02%**	12.24%	7.96%	13.78%	13.01%
Efficiency ratio	**73.10%**	57.04%	54.07%	46.75%	46.03%
Net interest margin	**3.09%**	3.12%	3.46%	3.57%	4.00%
Equity to assets (year end)	**8.54%**	8.42%	8.41%	7.88%	10.87%
Loans to deposits (year end)	**99.33%**	89.83%	91.50%	94.34%	89.84%
Loans to assets (year end)	**61.35%**	55.98%	54.70%	53.10%	52.43%
Dividend payout (percentage of net income)	**71.90%**	49.51%	114.77%	70.07%	61.53%
Per Share Data					
Net income per share — Basic	**$ 0.90**	$ 1.20	$ 0.68	$ 1.28	$ 1.27
Net income per share — Diluted	**$ 0.89**	$ 1.20	$ 0.68	$ 1.28	$ 1.26
Cash dividends per share	**$ 0.645**	$ 0.60	$ 0.78	$ 0.90	$ 0.78
Book value per share	**$ 11.33**	$ 10.85	$ 9.39	$ 8.25	$ 9.89
Average shares outstanding — Basic	**7,154,107**	6,942,122	6,769,924	6,813,956	6,856,955
Average shares outstanding — Diluted	**7,196,534**	6,945,504	6,784,262	6,860,114	6,923,366
Approximate number of shareholders	**2,236**	2,207	2,159	2,105	1,977

Forward Looking Statements (FLSs)

This report contains FLSs that reflect Sun's current views regarding future events and financial performance for Sun and its subsidiaries. FLSs may generally, but not always, be identified by words such as "estimate," "believe," "forecast" and other indications of future events and trends. FLSs are subject to considerable uncertainties and risks, including factors beyond Sun's control that could cause actual results to differ materially from historical or anticipated results. Such factors include, but are not limited to (1) customer and deposit attrition or revenue loss following announced mergers may be greater than expected; (2) financial industry competition may increase significantly; (3) changing economic, interest rate, and regulatory environments; (4) announced mergers do not consummate as anticipated; (5) other factors that may not be identifiable at this time. Further, Sun's historical performance does not guarantee and may not indicate future results.

The list of important factors is not complete or exclusive. Additional information regarding factors that may cause actual results to differ materially from those considered by FLSs is included in Sun's current and subsequent filings with the Securities and Exchange Commission (SEC). Sun does not update any FLS that may be made from time to time by or on behalf of Sun.

Operations

Sun provides community-based commercial banking and wealth management services through 23 SunBank offices in Lycoming, Snyder, Union, Northumberland, Clinton, and Luzerne counties in northeast and central Pennsylvania. The offices are located in diversified local economies with solid manufacturing and service bases. Those local economies have not been subjected to observable significant adverse effects during 2002. During the fourth quarter of 2001, Sun sold its two branches in Elk and Cameron counties in part due to management's assessment that local economic conditions were not consistent with Sun's objectives.

Sun's business is focused in community banking, commercial banking, wealth management, leasing and treasury. Through community banking, Sun delivers financial products and services to retail customers via its branch network, telephone systems, and internet systems. Community banking products and services include a wide range of deposit products, residential mortgage loans, vehicle and personal loans, auto leasing, and other services. Sun's commercial banking business line provides credit, deposit, cash management, and other services to businesses, municipalities, and nonprofit organizations. The wealth management group provides asset management and trust services to retail and corporate customers. The treasury area manages Sun's investment securities portfolio and overall asset/liability strategy. In addition, Sun has subsidiaries and ownership interests in partnerships that engage in various business activities, including credit life and disability insurance, title insurance and settlement services, equipment leasing, consumer auto leasing, and affordable housing for senior citizens.

Application of Critical Accounting Policies

Sun's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies followed by Sun are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses, and the valuation of leased asset residuals to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in the Allowance for Loan and Lease Losses section of this financial review.

Lease financing receivables include a residual value component, which represents the estimated wholesale market value of the leased asset upon the expiration of the lease. Sun leases various types of equipment under commercial lease financing arrangements and also has a portfolio of automobile lease financings. The valuation of residual assets is considered critical due to the sensitivity in forecasting the impact of product and technology changes, consumer behavior, competitor initiatives, shifts in supply and demand, and economic conditions, among other factors, on the fair value of residual assets.

Operating Performance

Summary:

Sun reported net income of $6,416,000 for the year ended December 31, 2002, or $0.90 basic per share as compared to $8,350,000 for the year ended December 31, 2001, or $1.20 basic per share. Excluding the sale of two branches during 2001 and the adoption of SFAS 142 and 147 during 2002, net income would have increased $212,000 for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

During 2002, management implemented many new strategies and programs expected to begin improving Sun's performance. Management's 2002 efforts were concentrated on strengthening credit quality, establishing Sun's brand of community-focused commercial banking, expanding core markets, building an effective sales culture, and introducing new products and services to increase fee income. Management's efforts have been largely successful and will continue in 2003.

Sun's 2002 financial results illustrate both the potential for growth and improved performance, but also show the lingering effects of past leverage strategies. Management believes Sun's strategies, culture, and services are aligned to enable continued improvement. Sun's 2002 announced acquisitions of Bank Capital Services Corp., Mid-Penn Insurance, and Steelton Bancorp have provided attractive new markets with significant growth potential. Management intends to vigorously pursue improved performance in 2003 and beyond through its focus on credit quality, core deposit growth, effective risk management, fee income growth, and market expansion.

Interest Earning Assets

Loans

Loans represent Sun's largest interest earning asset component. Net total loans increased $67,999,000 to $583,519,000 at December 31, 2002, from $515,520,000 at December 31, 2001, which represents 13.2% growth. The largest increases occurred in commercial loans and in auto leasing, which reflected Sun's strategic plan to grow those portfolios. Management believes the loan portfolio is adequately diversified and no credit concentration exceeds 50% of the Bank's tier 1 capital as shown in Note 17.

Sun extends credit principally to customers in its core market areas, including Lycoming, Snyder, Union, Northumberland, Clinton, and Luzerne counties in Pennsylvania. Sun's lending activity focuses on three segments: commercial, residential mortgage, and consumer loans. Commercial credit products include demand notes, variable rate notes, credit lines, equipment leasing, and real estate financing. Residential mortgage lending includes a variety of programs and terms consistent with the national and local markets. Consumer loans are primarily direct and indirect vehicle financing. By preference, Sun lends predominately on a secured basis.

The following table identifies loan portfolio composition, net of unearned income, unamortized discounts on purchased loans, deferred loan fees, and ALLL, for the five years ended December 31:

(In Thousands)	**2002**	2001	2000	1999	1998
Real estate — Mortgage	**$404,350**	$377,045	$203,371	$178,876	$192,592
Real estate — Construction	**17,721**	6,893	5,340	3,318	3,353
Agricultural	**138**	503	617	1,059	971
Commercial and industrial	**54,624**	34,914	117,096	114,193	52,823
Individual	**85,920**	93,200	86,123	85,255	83,343
Lease — Auto	**29,698**	8,489	—	—	—
Lease — Equipment	**4,955**	2,287	—	—	—
Other	**328**	1,619	54	104	383
Deferred fees and unearned income on loans	**(7,945)**	(3,089)	(538)	(955)	(1,940)
Unamortized net discount on purchased loans	**(64)**	(137)	(214)	(508)	(1,270)
ALLL	**(6,206)**	(6,204)	(5,074)	(3,857)	(3,327)
Total loans, net	**$583,519**	$515,520	$406,775	$377,485	$326,928

The following tables report gross loan balances by maturities and interest rate repricing for agricultural, commercial and industrial, and real estate – construction loans at December 31, 2002.

(In Thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Agricultural, commercial and industrial	$30,795	$12,737	$11,092	$54,624
Real estate — Construction	8,983	7,474	1,263	17,721
Total	$39,778	$20,211	$12,355	$72,345

	Interest Rate Sensitivity		
	Fixed Rate	Variable Rate	Total
Due within one year	$ 1,173	$29,622	$30,795
Due after one year	19,519	4,310	23,829
Total	$20,692	$33,932	$54,624

All construction loans are written with fixed rate terms.

Credit Quality

Despite adverse national economic developments, Sun's credit quality remained healthy during 2002. As 2002 progressed, some banks began reporting credit difficulties and bank regulatory agencies cautioned that overall bank credit quality might be pressured. Contrary to industry trends, Sun's credit quality remained solid and loan demand remained strong.

Net loans grew $67,999,000, or 13.2%, to $583,519,000 from $515,520,000 at December 31, 2001. While net loans increased substantially, past due and nonperforming loans remained stable. At December 31, 2002, past due and nonperforming loans totalled $7,174,000 (1.23% of net loans) compared to $7,289,000 (1.41% of net loans) as of December 31, 2001.

Management continued to strengthen the credit culture and control environment. Sun extends primarily secured credit, and management closely evaluates collateral both prior to extending credit and periodically thereafter. A consistent credit-scoring system, tailored for each loan segment, enables management to carefully evaluate each borrower's credit risk. Risk-based pricing enables management to price loans based on each credit's unique risk characteristics. Management's efforts have been successful, but improvement is continually sought.

Sun relies on a matrix approval system to evaluate and approve new credits. In addition, Sun's credit quality committee meets regularly to focus exclusively on potential credit issues. This senior management committee also includes representatives from the Board of Directors. Larger loans are presented directly to the Board of Directors for consideration. Management provides the credit quality committee and the Board of Directors with regular reports that illustrate the bank's current and anticipated credit quality.

Sun's formal loan review process provides management with independent credit assessments. In addition, Sun periodically retains an independent consultant to review all credits $250,000 and greater. Equally important, management uses those reviews to evaluate internal loan review effectiveness. Sun believes its loan review program provides adequate coverage and independent analysis for management's credit quality assessments.

Past due and nonperforming loans include past due, nonaccrual, and restructured loans. Sun places loans on nonaccrual status when management concludes collection of interest income appears doubtful, or once the loan reaches 90 days past due (unless well-secured and in the process of collection). Interest on loans classified nonaccrual is recognized as it is received. Restructured loans have terms renegotiated to reduce or defer interest or principal.

Nonaccrual, past due, and restructured loans for the five years ended December 31, 2001:

(In Thousands)	**2002**	2001	2000	1999	1998
Loans past due 30 to 89 days	**$3,662**	$3,520	$3,185	$4,954	$ 8,545
Loans past due 90 days or more	**315**	560	1,429	1,015	2,867
Nonaccrual loans	**2,934**	2,851	837	1,965	635
Restructured loans	**263**	358	368	320	243
Total past due and nonperforming loans	**$7,174**	$7,289	$5,819	$8,254	$12,290

Total past due and nonperforming loans above include "impaired" loans of approximately $4,775,000 at December 31, 2002, and $5,592,000 at December 31, 2001. In accordance with SFAS 114, a loan is considered impaired when, based on current information and events, it appears probable all amounts due will not be collected according to the loan's contractual terms. This category does not apply to large groups of smaller balance loans collectively evaluated for impairment, such as residential mortgage and consumer loans. Refer to Note 6 for information on interest reported on the cash basis.

Allowance for Loan and Lease Losses (ALLL)

Sun's ALLL reflects periodic provisions for loan and lease losses, and that provision is reported as an expense in current income. Loan losses are charged against the ALLL in the period in which they have been determined uncollectible. Recoveries of previously charged off loans are credited to the ALLL when received. Management maintains the ALLL at a level it believes will be adequate to absorb probable credit losses in the existing loan portfolio. Management believes the ALLL is adequate as of December 31, 2002.

Management's analysis incorporates many factors, including current and anticipated economic conditions, loss experience, loan portfolio composition, anticipated losses, and unfunded commitments. For significant real estate properties, management obtains independent value appraisals. Sun's internal loan review function provides independent credit assessments and management also retains consultants to conduct periodic loan quality reviews, which management incorporates into its ALLL analysis.

Sun segregates the ALLL into specific allocations and other components. Management determines specific allocations based on criteria and analysis developed to evaluate credit risk within each loan category. Each loan category's unique risk characteristics guides management's analysis and determination of an adequate specific reserve for that category. For real estate loans, management considers factors that include historical and projected loss rates, past due levels, collateral values, and anticipated economic conditions. For commercial and industrial loans, management evaluates several factors including: historical loss experience, current loan grades, expected future cash flows, individual loan reviews, internal and external analysis, and anticipated economic conditions. For individual (consumer) loans, management evaluates factors such as historical and projected loss rates, past due levels, collateral values, and anticipated economic conditions.

Sun's other ALLL components are based on loss rates by loan grade, economic trends, and other risk factors. Management determines estimated loss rates by loan grade based on current loan grade, remaining term, loan type, periodic quantification of actual losses over a period of time, and other factors. Management believes its methodology reasonably measures the credit risk not captured in specific allocations and provides for an adequate aggregate ALLL.

Management closely monitored the ALLL during 2002 concurrently with other efforts that produced improved credit quality (refer to Credit Quality subsection). Management held the provision for loan and lease losses (PLLL) constant at $1,460,000 during 2002. The ALLL decreased to 1.05% at December 31, 2002 from 1.20% of total loans at December 31, 2001. The decrease is primarily the result of the charge off of a commercial loan, which Sun is pursuing recovery through the legal system and insurance claim.

Management has continued to enhance its methodology for analyzing the ALLL and for allocating reserves. The ALLL represents management's estimate of an amount adequate to absorb probable loan losses due to credit quality and economic factors. Management cannot precisely quantify that amount due to many uncertainties, including future global, national, and local economic conditions and other factors. As a result, unforeseen developments may require management to increase the ALLL. Such developments could include changing economic conditions or negative developments with borrowers. In addition, bank regulators periodically assess Sun's ALLL and may, consistent with examination guidelines and current information, require an increased ALLL. As a result, any number of factors may materially change management's analysis in the future.

ALLOWANCE FOR LOAN AND LEASE LOSSES (ALLL) *(continued)*

ALLL Allocation and ALLL Changes for the five years ended December 31, 2001:

(In Thousands)	**2002**		2001		2000		1999		1998	
	Allowance	**% of Total Allowance**	Allowance	% of Total Allowance	Allowance	% of Total Allowance	Allowance	% of Total Allowance	Allowance	% of Total Allowance
Real estate	**$1,107**	**17.84%**	$2,357	37.99%	$ 1,870	36.85%	$ 844	47.59%	$1,408	58.76%
Commercial and industrial	**2,849**	**45.91**	1,922	30.98	1,990	39.22	908	30.13	479	16.25
Individual	**2,250**	**36.25**	1,925	31.03	1,214	23.93	2,105	22.28	1,440	24.99
Total ALLL	**$6,206**	**100.00%**	$6,204	100.00%	$5,074	100.00%	$3,857	100.00%	$3,327	100.00%

(In Thousands)	**2002**	2001	2000	1999	1998
Balance, beginning of year	**$ 6,204**	$ 5,074	$ 3,857	$ 3,327	$ 3,130
Loans and leases charged off:					
Real estate	**(231)**	(303)	(223)	(389)	(271)
Commercial and industrial	**(1,140)**	(321)	(618)	(169)	(276)
Individual	**(542)**	(659)	(712)	(1,048)	(704)
Total loans and leases charged off	**(1,913)**	(1,283)	(1,553)	(1,606)	(1,251)
Recoveries:					
Real estate	**230**	63	40	36	95
Commercial and industrial	**41**	139	37	26	32
Individual	**184**	139	193	149	121
Total recoveries of loans and leases charged off	**455**	341	270	211	248
Net loans charged off	**(1,458)**	(942)	(1,283)	(1,395)	(1,003)
Provision for loan and lease losses	**1,460**	1,500	2,500	1,925	1,200
ALLL assumed upon acquisition of Guaranty	**—**	572	—	—	—
Balance, end of year	**$ 6,206**	$ 6,204	$ 5,074	$ 3,857	$ 3,327
Ratios:					
Net charge-offs to average loans	**.34%**	.19%	.32%	.40%	.32%
ALLL to total loans at December 31	**1.05%**	1.20%	1.23%	1.01%	1.00%
ALLL to total nonperforming loans	**183.56%**	164.61%	192.63%	116.88%	88.84%

INVESTMENT SECURITIES

Sun's securities portfolio traditionally was composed almost entirely of long-term mortgage pass-through securities. However, those instruments carry significant market risk and extension risk due to prepayment volatility. Management now maintains the investment portfolio to serve as a stable source of supplemental liquidity and earnings.

Thus, management's portfolio strategy focuses on maximizing risk-adjusted return through effective analysis of cash flows and embedded options. Generally, Sun does not take material credit risk in its securities portfolio. Sun's investment activities emphasize instruments with well-structured cash flows, competitive returns, and moderate market risk. Through careful monitoring and transaction timing, management has reduced the securities portfolio's embedded market risk without a substantial decline in aggregate yield. Management intends to pursue further risk reduction strategies during 2003 whenever warranted.

Investment securities contractual maturities as of December 31, 2002:

(In Thousands)	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total	
	Amortized Cost	Yield (3)	Amortized Cost	Yield (3)	Amortized Cost	Yield (3)	Amortized Cost	Yield (3)	Amortized Cost	Yield (3)
Obligations of U.S. government agencies	$ 5,514	2.91%	$10,546	4.95%	$27,697	6.13%	$129,795	5.15%	$173,552	5.22%
Obligations of states and political subdivisions (1)	1,062	5.54	3,446	6.15	2,500	7.34	12,759	8.14	19,767	7.55
Corporate	1,187	5.77	1,005	6.01	2,181	8.82	1,202	8.70	5,575	7.67
Total	$ 7,763	3.70%	$14,997	5.30%	$32,378	6.41%	$143,756	5.44%	$198,894	5.52%
Equity securities (2)									15,123	
Total investment securities									$214,017	5.13%

(1) Tax-equivalent income calculated using a 34% federal income tax rate.

(2) Equity securities have no stated maturity or dividend rate.

(3) Yields based on 360/360 calculation.

Funding

Deposits:

Sun's total deposits increased $13,603,000, or 2.37%, to $587,480,000 at December 31, 2002, compared to $573,877,000 at December 31, 2001. In 2001, total deposits increased $129,311,000 or 29.09%, including certain non cash transactions of $137,868,000 related to acquisition and disposal activities. During 2001, Sun began to concentrate its deposit gathering efforts on core deposits to reduce the reliance on higher cost certificates of deposit and borrowed funds, which increased interest expense, decreased net interest income, and compressed the net interest margin. Sun considers core funding to be only deposit accounts without stated maturities. Such transaction and savings products generally represent more lasting, lower cost relationships. At December 31, 2002, Sun had $320,967,000 in core deposits, an increase of $28,157 or 9.62%, from $292,810 at December 31, 2001. This increase is attributable to the decline in the stock market and the customer relationship program.

(In Thousands)

December 31,	**2002**	**% of Total**	**% Change from Prior Year**
Demand deposits	**$ 59,181**	**10.07%**	**1.93%**
NOW accounts	**155,114**	**26.40**	**6.00**
Insured Money Market Accounts	**29,827**	**5.08**	**65.17**
Savings deposits	**76,712**	**13.06**	**8.90**
Time Certificates of Deposit of $100,000 or more	**46,630**	**7.94**	**(5.77)**
Other time deposits	**220,016**	**37.45**	**(5.00)**
Total deposits	**$587,480**	**100.00%**	**2.37%**

December 31,	2001	% of Total	% Change from Prior Year
Demand deposits	$ 58,063	10.12%	46.02%
NOW accounts	146,339	25.50	32.66
Insured Money Market Accounts	18,058	3.15	14.22
Savings deposits	70,422	12.27	74.54
Time Certificates of Deposit of $100,000 or more	49,484	8.62	11.24
Other time deposits	231,511	40.34	19.43
Total deposits	$573,877	100.00%	29.09%

Other Funding:

Sun continued using borrowed funds to supplement deposits during 2002. At December 31, 2002, the $220,000 in FHLB term advances were variable rate advances that mature between 2008 and 2010.

FHLB advances are collateralized by pledged investment securities (U.S. government agency debt) and first lien residential mortgage loans. Other funding sources include deposit customers' cash management accounts (classified as securities sold under agreements to repurchase) and the Treasury Tax and Loan Note Option. Sun continually monitors its borrowed funds positions and market conditions in order to maintain an effective funding structure. When appropriate, Sun may take future action to modify its borrowed funds structure.

Net Interest Income and Net Interest Margin

Net interest income, the difference between interest income and interest expense, is the largest component of Sun's earnings. Net interest margin (NIM) measures the difference between the interest earning assets yield and the aggregate funding cost. The NIM is calculated as taxable equivalent net interest income divided by average interest earning assets.

NIM narrowed by 3 basis points to 3.09% for 2002 compared to 3.12% for 2001. The compression resulted principally from the prepayment of loans and investments as caused by the rate reductions by the Federal Reserve over the past two years.

Net interest income was $24,895,000 for 2002, compared with $23,735,000 for the prior year. On a taxable equivalent basis, net interest income decreased $360,000 to $25,913,000 for 2002 versus $26,273,000 for the prior year. The following table provides additional information related to net interest income.

AVERAGE BALANCES AND NET INTEREST INCOME

This table presents average daily balance composition and net interest income on a fully taxable equivalent basis:

(In Thousands)	2002			2001			2000		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS									
Interest-earning assets:									
Interest-bearing deposits	**$ 17,195**	**$ 363**	**2.11%**	$ 37,753	$ 1,345	3.56%	$ 7,092	$ 428	6.03%
Loans (net of unearned income)[1][2]	**568,154**	**40,806**	**7.18**	483,817	40,555	8.38	399,517	35,399	8.86
Investments:									
Taxable	**232,911**	**12,855**	**5.52**	298,346	18,609	6.24	260,337	18,201	6.99
Tax exempt[2]	**21,009**	**1,537**	**7.32**	21,950	1,723	7.85	17,823	1,465	8.22
Total interest-earning assets	**839,269**	**55,561**	**6.62**	841,866	62,232	7.39	684,769	55,493	8.10
Non-interest-earning assets:									
Cash and due from banks	**19,444**			15,082			12,267		
Bank premises & equipment	**14,783**			13,604			10,659		
Intangible assets	**22,924**			18,000			9,041		
Accrued interest and other assets	**41,618**			13,298			12,059		
Less:									
ALLL	**(6,840)**			(5,807)			(4,410)		
Unamortized loan fees	**122**			10			50		
Total assets	**$931,320**			$896,053			$724,435		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW Accounts	**$151,004**	**$ 1,974**	**1.31%**	$136,075	$ 3,285	2.41%	$ 94,374	3,601	3.82%
Insured Money Market Accounts	**22,329**	**412**	**1.85**	20,945	568	2.71	18,624	724	3.89
Savings deposits	**76,656**	**1,200**	**1.57**	63,090	1,241	1.97	43,849	880	2.01
Time deposits	**275,373**	**11,147**	**4.05**	291,327	16,070	5.52	224,690	12,870	5.73
Short-term borrowings	**22,897**	**325**	**1.42**	17,270	430	2.49	16,729	853	5.10
Subordinated debentures	**20,083**	**1,892**	**9.42**	16,051	1,578	9.83	—	—	—
Other borrowed funds	**220,849**	**12,698**	**5.75**	222,000	12,787	5.76	223,785	12,897	5.76
Total interest-bearing liabilities	**789,191**	**29,648**	**3.76**	766,758	35,959	4.69	622,051	31,825	5.12
Non-interest-bearing liabilities and shareholders' equity:									
Demand deposits	**57,310**			57,478			40,840		
Accrued interest and other liabilities	**4,853**			3,610			3,776		
Shareholders' equity	**79,966**			68,207			57,768		
Total liabilities and shareholders' equity	**$931,320**			$896,053			$724,435		
Interest rate spread			**2.86%**			2.70%			2.98%
Net interest income/margin		**$25,913**	**3.09%**		$26,273	3.12%		$23,668	3.46%

(1) Average loan balances include non-accrual loans and interest income includes fees on loans.

(2) Yields on tax exempt loans and investments have been adjusted to a fully taxable equivalent basis using a 34% federal income tax rate.

VOLUME AND RATES

Changes in interest income and interest expense can result from variances in both volume and rates. The following table shows an analysis of the effect of volume and rate variances on taxable equivalent interest income, interest expense, and net interest income.

(In Thousands)	2002 Compared to 2001 Increase (Decrease)			2001 Compared to 2000 Increase (Decrease)		
	Volume	**Rate**	**Net**	Volume	Rate	Net
Interest earned on:						
Interest-bearing deposits	$ (733)	$ (249)	$ (982)	$ 1,688	$ (771)	$ 917
Loans	7,061	(6,810)	251	7,467	(2,311)	5,156
Investments:						
Taxable	(4,077)	(1,677)	(5,754)	2,653	(2,245)	408
Tax exempt	(74)	(112)	(186)	339	(81)	258
Total interest-earning assets	2,177	(8,848)	(6,671)	12,147	(5,408)	6,739
Interest paid on:						
NOW Accounts	359	(1,670)	(1,311)	1,597	(1,913)	(316)
Insured Money Market Accounts	38	(194)	(156)	91	(247)	(156)
Savings deposits	268	(309)	(41)	388	(27)	361
Time deposits	(879)	(4,044)	(4,923)	3,823	(623)	3,200
Short-term borrowings	140	(245)	(105)	28	(451)	(423)
Subordinated debentures	396	(82)	314	1,578	—	1,578
Other borrowed funds	(66)	(23)	(89)	(110)	—	(110)
Total interest-bearing liabilities	256	(6,567)	(6,311)	7,395	(3,261)	4,134
Net interest income	$ 1,921	$(2,281)	$ (360)	$ 4,752	$(2,147)	$2,605

Income on tax exempt loans and investments have been adjusted to a fully taxable equivalent basis using a 34% federal income tax rate.

Changes in interest income and interest expense attributable to the combined impact of both volume and rate were allocated proportionately to the changes due to volume and the changes due to rate.

Income and Expense Changes

The table below presents the consolidated comparative changes in income and expense, and it reflects changes in average asset and liability volumes. Tax exempt income is not shown on a tax equivalent basis.

(In Thousands)	**2002 Compared to 2001**				2001 Compared to 2000			
	Average	**Volumes**	**Income/Expense**		Average	Volumes	Income/Expense	
	$ Change	**% Change**	**$ Change**	**% Change**	$ Change	% Change	$ Change	% Change
Loans, net	**$ 84,337**	**17.43%**	**$ 1,707**	**4.42%**	$ 84,300	21.10%	$ 4,639	13.67%
Investment securities	**(66,376)**	**(20.72)**	**(5,876)**	**(29.76)**	42,136	15.15	578	3.02
Interest-bearing deposits	**(20,558)**	**(54.45)**	**(982)**	**(73.01)**	30,661	394.81	917	214.25
Total interest-earning assets	**$ (2,597)**	**(0.31)%**	**$(5,151)**	**(8.63)%**	$157,097	22.94%	$ 6,134	11.45%
NOW Accounts	**$ 14,929**	**10.97%**	**$(1,311)**	**(39.91)%**	$ 41,701	44.19%	$ (316)	(8.78)%
Insured Money Market Accounts	**1,384**	**6.61**	**(156)**	**(27.46)**	2,321	12.46	(156)	(21.55)
Savings deposits	**13,566**	**21.50**	**(41)**	**(3.30)**	19,241	43.88	361	41.02
Time deposits	**(15,954)**	**(5.48)**	**(4,923)**	**(30.63)**	66,637	29.66	3,200	24.86
Short-term borrowings	**5,627**	**32.58**	**(105)**	**(24.42)**	541	3.23	(423)	(49.59)
Subordinated debentures	**4,032**	**25.12**	**314**	**19.90**	16,051	100.00	1,578	100.00
Other borrowed funds	**(1,151)**	**(0.52)**	**(89)**	**(0.70)**	(1,785)	.80	(110)	(.85)
Total interest-bearing liabilities	**$ 22,433**	**2.93%**	**$(6,311)**	**(17.55)%**	$144,707	23.26%	$ 4,134	12.99%
Net interest income			**$ 1,160**	**4.89%**			$ 2,000	9.20%
Provision for loan and lease losses			**(40)**	**(2.67)**			(1,000)	40.00
Net interest income after provision for loan and lease losses			**1,200**	**5.40**			3,000	15.60
Service charges on deposit accounts			**1,138**	**59.80**			588	44.71
Trust income			**14**	**1.88**			(152)	(16.95)
Net securities gains			**(228)**	**(27.01)**			2,799	143.17
Income from investment sales			**97**	**31.39**			309	100.00
Bank owned life insurance			**720**	**100.00**			—	—
Income from insurance subsidiary			**(106)**	**(57.92)**			(87)	(32.22)
Gain on sale of branches			**(4,892)**	**(100.00)**			4,892	100.00
Gain on sale of loans			**125**	**96.15**			105	420.00%
Other income			**292**	**58.17**			70	16.20
Total non-interest income			**(2,840)**	**(29.87)**			8,524	866.29
Salaries and employee benefits			**2,120**	**21.90**			2,361	32.26
Net occupancy and equipment expenses			**133**	**4.85**			896	48.59
Pennsylvania shares tax			**101**	**12.63**			99	16.50
Amortization of intangibles			**(1,567)**	**(100.00)**			812	107.55
Expenses of insurance subsidiary			**7**	**6.36**			(80)	(42.11)
Other expenses			**1,779**	**33.87**			1,866	55.09
Total non-interest expenses			**2,573**	**12.83**			5,954	42.24
Income before income tax provision			**(4,213)**	**(36.03)**			5,570	90.95
Income tax provision			**(2,279)**	**(68.15)**			1,818	119.13
Net income			**$(1,934)**	**(23.16)%**			$ 3,752	81.60%

Non-Interest Income

Non-interest income, excluding gain on sale of branches, increased $2,052,000 or 44.5%, from 2001 to 2002. This increase resulted largely from the recognition of $720,000 in fee income from bank owned life insurance and an increase of $1,138,000 in service charge on deposits.

Service charges on deposit accounts demonstrated continued growth and increased 59.8% in 2002. This growth resulted from an overdraft honor program, increased transaction account fee income, and increased ATM usage fees. Management will continue pursuing ATM expansion in high volume locations. Trust income increased 1.9% during 2002 as the stock market remained stagnant which caused the fair market value of the accounts to remain stable which has a direct result on fees generated.

Gains on loan sales increased $125,000 from 2002 to 2001. Other income increased $292,000 or 58.2%, from 2001 to 2002 as a result of increased miscellaneous income and non-yield related loan fees.

Changes in non-interest income for the years ended December 31:

(In Thousands)	**2002**	**% Change**	2001	% Change	2000
Service charges on deposit accounts	**$3,041**	**59.80%**	$1,903	44.71%	$ 1,315
Trust income	**759**	**1.88**	745	(16.95)	897
Net securities gains (losses)	**616**	**(27.01)**	844	143.17	(1,955)
Income from insurance subsidiary	**77**	**(57.92)**	183	(32.22)	270
Income from investment sales	**406**	**31.39**	309	100.00	—
Bank owned life insurance	**720**	**100.00**	—	—	—
Gain on sale of branches	**—**	**(100.00)**	4,892	100.00	—
Gain on sale of loans	**255**	**96.15**	130	420.00	25
Other income	**794**	**58.17**	502	16.20	432
Total non-interest income	**$6,668**	**(29.87)%**	$9,508	866.26%	$ 984

Non-Interest Expenses

Non-interest expenses increased $2,573,000 or 12.8 %, from 2001 to 2002. That increase resulted primarily from the outsourcing of the daily processing functions which has required parallel systems to be run during the period of conversion. Cost savings associated with the outsourcing have not yet been realized as parallel systems are being run during the conversion. Salaries and employee benefits increased $2,120,000 or 21.9%, from 2001 to 2002. The increase is the result of a full year's impact of the Guaranty Bank and three branch purchases during 2001 and Sun continuing to attract key individuals to provide increased market coverage. Occupancy and furniture and equipment expenses remained steady from 2001 to 2002. Other expenses increased $1,779,000 from 2001 to 2002. In addition, Sun incurred a significant increase in consulting fees related to infrastructure improvements. Amortization of intangibles declined $1,567,000 as under SFAS 147 and SFAS 142 as described in Note 8, Sun is no longer required to amortize goodwill.

Changes in non-interest expense for the years ended December 31:

(In Thousands)	**2002**	**% Change**	2001	% Change	2000
Salaries and employee benefits	**$11,800**	**21.90%**	$ 9,680	32.26%	$ 7,319
Net occupancy expenses	**1,083**	**8.84**	995	50.78	660
Furniture and equipment expenses	**1,790**	**2.58**	1,745	47.38	1,184
Pennsylvania shares tax	**800**	**14.45**	699	16.50	600
Amortization of intangibles	**—**	**(100.00)**	1,567	107.55	755
Expenses of insurance subsidiary	**117**	**6.36**	110	(42.11)	190
Other expenses	**7,032**	**33.87**	5,253	55.09	3,387
Total non-interest expenses	**$22,622**	**12.83%**	$20,049	42.24%	$14,095

LIQUIDITY

Management must ensure sufficient liquidity to meet current and future business needs, including customer cash withdrawals and loan fundings. In addition, management must maintain additional contingency liquidity sources to meet unexpected needs.

Sun's liquidity depends on its ability to acquire funds or convert assets to cash without material loss. Sun's primary liquidity sources include regular principal and interest payments on loans and securities, short-term securities, and various borrowing sources. Supplemental liquidity sources include longer-term securities, lines of credit, and additional sources for new deposits. Notably, management does not consider cash and due from banks amounts to be liquidity sources. Those amounts are typically needed by banks for daily operations. Refer to Note 10, Borrowed Funds, for detail regarding Sun's borrowing capacity.

Management believes there are no identified trends, demands, commitments, or uncertainties that negatively impact liquidity.

MARKET RISK

For Sun, market risk results predominantly from interest rate risk and equity price risk. Although Sun's market risks may change in the future, management currently focuses its risk management efforts on those two components.

Interest Rate Risk (IRR):

IRR represents the potential current or future earnings and capital volatility due to interest rate changes. Interest rate fluctuations affect earnings by changing net interest income and other interest-sensitive income and expense levels. Interest rate changes affect capital by altering banks' economic value of equity (EVE). EVE represents the net present value of all asset, liability, and off-balance sheet cash flows. Interest rate fluctuations change the present values of those cash flows.

As financial intermediaries, banks cannot completely avoid IRR. However, excessive IRR can threaten earnings, capital, liquidity, and solvency. IRR has many components, including repricing risk, basis risk, yield curve risk, option risk, and price risk. Sun's primary, but not sole, IRR source is balance sheet optionality from residential mortgages and mortgage-backed securities. Those assets may prepay principal at changing speeds depending on interest rate levels and other factors beyond Sun's control. When prepayments occur, management must reinvest those cash flows at current market rates (in loans or securities). Thus, future interest levels and paths may negatively (or positively) affect Sun's net interest income.

Sun seeks to minimize net interest income volatility by carefully measuring, monitoring, and controlling IRR. Sun is implementing a comprehensive market risk management program to dramatically enhance management's ability to measure, monitor, and control risk. Market risk can result in fluctuating net interest income due to interest rate and other economic changes. Using simulation models, Sun can measure market risk by forecasting net interest income volatility under various interest rate scenarios. However, these models depend on many significant assumptions that may not accurately reflect future conditions.

Rate Shock Forecast at December 31, 2002:

(In Thousands)

	Parallel rate shock in basis points (bp)				
	-200bp*	-100bp*	0bp	+100bp	+200bp
Interest income:	$43,852	$47,145	$50,810	$53,955	$57,191
Interest expense:	$22,220	$23,308	$25,072	$26,837	$28,603
Net interest income	$21,632	$23,837	$25,738	$27,118	$28,588

*Given low current levels for certain short-term interest rates, applying declining rate shocks would result in some negative interest rates. In order to avoid unrealistic conditions and results, floors were set at 0.50%.

MARKET RISK *(continued)*

Equity Price Risk:

Sun's equity securities consist of marketable equities and restricted stock. Marketable equities consist entirely of common stocks, primarily of bank and bank holding companies. Restricted stock consists almost entirely of FHLB stock. Since FHLB stock is redeemable at par, Sun carries it at cost and periodically evaluates the stock for impairment. Possible impairment factors include potential dramatic changes to the housing and residential mortgage industry or the related regulatory environment. Management currently does not believe any factors exist to suggest potential impairment.

Bank and bank holding company stocks are subject to general industry risks, including competition from non-bank entities, credit risk, interest rate risk, and other factors. Individual stocks could suffer price decreases due to circumstances at specific banks. In addition, Sun's bank stock investments are concentrated in Pennsylvania entities, so these investments could decline in value if there were a downturn in the state's economy. Other marketable stocks are comprised of non-bank, exchange-traded stocks that are subject to typical equity risks.

(In Thousands)

December 31,	2002		2001	
	Cost	Fair Value	Cost	Fair Value
Marketable equities	$ 3,111	$ 2,932	$ 3,836	$ 3,102
Restricted stock	12,012	12,012	11,114	11,114
Total	**$15,123**	**$14,944**	$14,950	$14,216

Until 2000, Sun had actively invested in both bank and non-bank marketable equities. In 2000, management began a long-term program to gradually reduce equity investments and risk exposure to a nominal amount. Management has successfully reduced Sun's marketable equity price risk exposure, as shown in the table below:

(In Thousands)

December 31,	2002	2001
Cost	$3,111	$3,836
Fair Value	2,932	3,182
Unrealized Loss	**$ (179)**	$ (654)

CAPITAL ADEQUACY

Sun and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could prompt regulatory action that, if undertaken, might materially affect Sun's financial statements. Under regulatory capital adequacy guidelines, Sun and the Bank must meet specific capital requirements involving quantitative measures of assets, liabilities, and certain off-balance sheet items (calculated using regulatory accounting practices). All related factors are subject to qualitative judgments by the regulators.

Sun is currently, and has been in the past, designated a well-capitalized institution. Shareholders' equity increased $3,736,000 to $81,247,000 at December 31, 2002, from $77,511,000 at December 31, 2001. Unrealized gains or losses, net of taxes, on securities available for sale are reported as accumulated other comprehensive income (loss) within shareholders' equity. Sun had unrealized gains, net of tax, of $3,578,000 at December 31, 2002, and unrealized gains, net of tax, of $2,069,000 at December 31, 2001. During 2002, Sun paid $4,614,000 in cash dividends. Management is not aware of any events or regulatory restrictions that would have a material effect on Sun's capital adequacy.

Regulation

Various federal and state laws and regulations apply to banks and govern business scope, lending, investments, reserves, capital, and other activities. Banking laws and regulations have been developed primarily to protect depositors rather than shareholders. The Bank's deposits are insured by the FDIC to the extent provided by law, for which the Bank must pay a quarterly assessment determined by the FDIC. The Bank is also subject to numerous state and federal statutes and regulations that affect its business and operations, and is supervised and examined by one or more state or federal bank regulatory agencies. The federal state bank regulatory agencies are empowered with considerable supervisory, examination, and enforcement discretion. Any change in banking law, regulation, policies, examination procedures, or corrective action remedies could have a material impact on Sun or the Bank.

On July 30, 2002, the Senate and the House of Representatives of the United States (Congress) enacted the Sarbanes-Oxley Act of 2002, a law that addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange has also proposed corporate governance rules that were presented to the Securities and Exchange Commission for review and approval. The proposed changes are intended to allow stockholders to more easily and efficiently monitor the performance of companies and directors.

Effective August 29, 2002, as directed by Section 302(a) of Sarbanes-Oxley, Sun's chief executive officer and chief financial officer are each required to certify that Sun's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of Sun's internal controls; they have made certain disclosures to Sun's auditors and the audit committee of the Board of Directors about Sun's internal controls; and they have included information in Sun's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in Sun's internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

During 2002, the Board of Directors of Sun approved a series of actions to strengthen and improve its already strong corporate governance practices. Included in those actions was the adoption of new Corporate Governance Guidelines and new charters for the Audit, Compensation, and Nominating and Board of Directors' Governance Committees and the drafting of a Code of Ethics and a Code of Ethics for Senior Financial Officers.

The Gramm-Leach-Bliley Act (GLBA) was enacted in November 1999 and most provisions became effective in March 2000. The GLBA permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a "financial holding company." Financial holding companies may engage in a number of financial activities previously impermissible or subject to regulatory limitations for bank holding companies, including securities underwriting; dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities (see Note 21).

Outlook

In last year's annual report we outlined our customer relationship management strategy. We mentioned a focus on growing quality loans, growing core deposits, increasing fee income, market expansion and improved operational efficiencies. Our goals were very aggressive in all areas and we exceeded those goals, loans up 12%, with record loan quality, core deposits up 10%, fee income up 59%, while we also had significant technological advances. We ended the year with the announced acquisitions of Bank Capital and Mid-Penn Insurance Associates, inc, both who will provide needed solutions to our clients but also diversify our revenue sources. We also announced our acquisition of Steelton Bancorp, Inc, our entry into the capital region. Together, these lay the foundation for future success.

Entering 2003, we have made significant progress in transforming Sun to becoming a financial service provider, becoming that trusted advisor for our clients. We have outlined aggressive goals for 2003. It starts with organizational excellence beginning with our people. For us to be that trusted advisor, to provide value for our clients, we need the right people, trained and equipped with the right tools, doing the right things short and long term for our clients. In 2003, we expect to exceed the aggressive goals we previously outlined but also an organization recognized for its commitment to all stakeholder groups, our shareholders, customers, employees and communities. Much progress has been made these last 2 years, we expect much more in 2003.

Common Stock Market Prices and Dividends Per Share

The common stock of Sun Bancorp, Inc. is traded publicly on the NASDAQ national market system under the symbol SUBI. The high and low bid information does not include retail mark-ups or mark-downs or any commission to the broker-dealer.

	2002			2001		
	Bid Information		**Cash Dividends**	Bid Information		Cash Dividends
Quarter Ended	**High**	**Low**	**Paid**	High	Low	Paid
March 31	**$18.05**	**$16.28**	**$.150**	$15.73	$13.38	$.15
June 30	**24.49**	**17.65**	**.165**	16.50	14.85	.15
September 30	**23.98**	**21.85**	**.165**	17.50	14.65	.15
December 31	**22.44**	**17.84**	**.165**	17.50	15.50	.15

Market Makers Include:

Janney Montgomery Scott, Inc.
Wolfe Plaza
309 N. Fifth Street, Suite C
Sunbury, PA 17801
1-800-831-2741

F.J. Morrissey & Co., Inc.
1700 Market Street, Suite 1420
Philadelphia, PA 19103
1-215-563-8500

Ferris, Baker, Watts
3100 Market Street
Camp Hill, PA 17011
1-717-737-5800

First Tennessee Securities Corp.
845 Crossover Lane
Memphis, TN 38117
1-800-456-5460

Legg Mason
The Stadium Office Park, Suite 201
330 Montage Mountain Road
Scranton, PA 18507
1-800-346-4346

Sandler O'Neill & Partners, LP
919 Third Avenue
Sixth Floor
New York, NY 10022
1-800-635-6860

Wachovia Securities
P.O. Box 1357
Richmond, VA 23218
1-800-627-8625

Keefe, Bruyette & Woods
787 7th Avenue, 8th Floor
New York, NY 10019
1-212-887-8950

Ryan, Beck & Co.
Millennium 1
20 Ash Street
Conshohocken, PA 19428
1-800-342-2325

Ferris, Baker, Watts
100 Light Street
Baltimore, MD 21202
1-410-659-4616

Herzog, Heine & Geduld, Inc.
2 Penn Center, Suite 1708
Philadelphia, PA 19102
1-215-972-0813

Boenning & Scattergood, Inc.
Four Tower Bridge
200 Barr Harbor Drive, Suite 300
West Conshohocken, PA 19428
1-800-883-8383

Spear, Leads & Kellog
1900 Market Street
Philadelphia, PA 19103
1-212-422-2405

Knight Securities
525 Washington Boulevard
Newport Tower
Jersey City, NJ 07310
1-800-544-7508

Goldman, Sachs & Company
10 Exchange Place
11th Floor
Jersey City, NJ 07302
1-212-902-1000

Availability of Form 10-K

Upon written request of any shareholder, a copy of the Corporation's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, including the financial statements, and schedules thereto required to be filed with the Securities and Exchange Commission pursuant to Rule 13a-l under the Securities Exchange Act of 1934, as amended, may be obtained, without charge, from Shareholder Services, 155 North 15th Street, Lewisburg, PA 17837.

Information on Dividend Reinvestment Plan

A voluntary Dividend Reinvestment Plan is available to Sun shareholders. Participants may elect full dividend reinvestment and/or optional cash payments to purchase additional shares. Information about the plan may be obtained by contacting Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016-3572, Attn: Dividend Reinvestment Department, 1-800-368-5948.

The Annual Report and other Company reports are also filed electronically through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) which performs automated collection, validation, indexing, acceptance, and forwarding of submissions to the Securities and Exchange Commission (SEC) and is accessible by the public using the Internet at *http://www.sec.gov/edgarhp*

The Annual Report, other Company reports, and news releases are available on Sun's website at *http://www.sunbankpa.com*

Board of Directors and Officers

SUN BANCORP, INC.

Board of Directors

Martha A. Barrick
Max E. Bingaman
Maureen M. Bufalino
David E. Dieck, Sr.
Louis A. Eaton
M. Mitchell Fetterolf
Stephen J. Gurgovits
Thomas B. Hebble*
Robert A. Hormell, Chairman
Paul R. John
George F. Keller, Chairman Emeritus
George E. Logue, Jr.
Robert J. McCormack, President & CEO
Marlin T. Sierer
Gary L. Tice*
Dennis J. Van

Emeritus

Dr. Robert E. Funk, Director Emeritus
Fred W. Kelly, Jr., Chairman & Director Emeritus
Lehman B. Mengel, Director Emeritus
Howard H. Schnure, Director Emeritus
Jerry A. Soper, Director Emeritus

Officers

Robert A. Hormell, Chairman
Robert J. McCormack, President & Chief Executive Officer
Wilmer D. Leinbach, Executive Vice President & Chief Financial Officer
Thomas W. Bixler, Secretary, Executive Vice President & Chief Credit Officer
Sandra J. Miller, Assistant Secretary, Executive Vice President & Chief Banking Officer
Maureen M. Bufalino, Senior Vice President & Regional President/Guaranty Bank
Byron M. Mertz, III, Assistant Secretary, Senior Vice President & Regional President
Paul H. Rooney, Jr., Assistant Secretary, Senior Vice President & Regional President
Gary P. Cook, Senior Vice President of SunBank, President of Bank Capital Services
Daniel R. Bower, Senior Vice President & Head of Bank Operations
Carol A. Phillips, Vice President of SunBank, Chief Financial Officer & Senior Vice President of Bank Capital Services
Susan D. Klotz, Vice President, Director of Human Resources
Brian L. Knepp, Vice President, Controller
Annette Sarsfield, Vice President, Human Resources & Marketing
John M. Reber, Vice President, Risk Management/Loan Review Manager
Michael A. Vuocolo, Vice President, Commercial Banking Team Leader

**Thomas B. Hebble left the board and Gary L. Tice joined the board on January 23, 2003.*

SUNBANK

Board of Directors

Martha A. Barrick
Max E. Bingaman
Maureen M. Bufalino
David R. Dieck, Sr.
Louis A. Eaton
M. Mitchell Fetterolf
Stephen J. Gurgovits
Thomas B. Hebble*
Robert A. Hormell, Chairman
Paul R. John
George F. Keller, Chairman Emeritus
George E. Logue, Jr.
Robert J. McCormack, President & CEO
Marlin T. Sierer
Gary L. Tice*
Dennis J. Van

Officers

David C. Battaglia, Vice President, Wealth Management Operations Manager
Lori J. Betz, Assistant Vice President, Deposit Operations Group Supervisor
Thomas W. Bixler, Executive Vice President & Chief Credit Officer, Secretary
James C. Black, Assistant Vice President, Deposit Services Manager
Daniel R. Bower, Senior Vice President & Head of Bank Operations
Maureen M. Bufalino, Senior Vice President, Regional President
Janice L. Catherman, Assistant Vice President, Financial Services Manager
Roxanne M. Chapman, Assistant Vice President, Loan Operations Manager
Gary P. Cook, Senior Vice President of SunBank, President of Bank Capital Services
Michael F. Flock, Vice President, Branch Administration Officer
Dawn L. Garrison, Assistant Vice President, Electronic Banking Administrator
Andrew M. Gerrity, Assistant Vice President, Relationship Manager
Jeffrey G. Hollenbach, Vice President, Financial Services Manager
Robert A. Hormell, Chairman
Mark A. Huffman, Assistant Vice President, Wealth Management Officer
Angela J. Hummel, Assistant Vice President, Training Coordinator
Wade A. Keiffer, Vice President, Relationship Manager
Susan D. Klotz, Vice President, Director of Human Resources
Brian L. Knepp, Vice President, Controller
Wilmer D. Leinbach, Executive Vice President & Chief Financial Officer
Byron M. Mertz, III, Senior Vice President, Regional President & Assistant Secretary
Robert J. McCormack, President & Chief Executive Officer
Sandra J. Miller, Executive Vice President & Chief Banking Officer, Assistant Secretary
Mary Jane Mitterling, Vice President, Wealth Management Officer
Steven J. Moore, Vice President, Resource Recovery Manager
Carol A. Phillips, Vice President of SunBank, Chief Financial Officer & Senior Vice President of Bank Capital Services
Thomas C. Ragland, Vice President, Relationship Manager
John M. Reber, Vice President, Risk Management/Loan Review Manager
Paul H. Rooney, Jr., Senior Vice President, Regional President & Assistant Secretary
Annette Sarsfield, Vice President, Human Resources & Marketing
John J. Serafin, Assistant Vice President, Relationship Manager
Tammy M. Shutt, Assistant Vice President, Dealer Center Manager
Stephen P. Stanko, Assistant Vice President, Financial Services Manager
Maureen M. Straub, Vice President, Relationship Manager
Eric S. Swift, Vice President, Manager of Retail Investment Sales
Michael A. Vuocolo, Vice President, Commercial Banking Team Leader
Sherry E. Watts, Vice President, Cash Management & Government Banking
William H. Weber II, Assistant Vice President, Information Systems Manager

Southern Region Advisory Board

Max B. Baslick
Chris Bingaman
Willard J. Bowen
Michael G. Bower
G. Michael Keller
Roy A. Knause
John D. Moran, Jr.
Gary D. Newcomer
Graham C. Showalter
Charles C. Snyder
Dennis P. Spooner
Robert C. Zimmerman, Jr.

Northern Region Advisory Board

Jay Alexander
Nicholas R. Catino
Larry Coploff
Brent L. Fish
Thomas J. Hart
Steven G. Kaiser
Mike Mussina
Bradley Rhone
Randall K. Wright

Guaranty Bank Advisory Board

Nancy Answini
Christopher Borton
Edward Deets
Matthew DePrimo
Judith Ellis
Joseph A. Frank, Jr.
Richard Goldberg, Esquire
Michael Hirthler
Matthew McGowan
William McLaughlin, D.O.
Eileen R. Melone
Patrice Persico
Lawrence Stirewalt
Robert Tamburro
Robert C. Williams, Jr.

Corporate Headquarters
155 North 15th Street
Lewisburg, PA 17837